                                                                          [LOGO]

                                                               Dover Corporation

                                                                            1999

                                                                          Annual

                                                                          Report

                               [GRAPHICS OMITTED]

Dover's business goal is to be the leader in all the markets we serve. We earn that status by applying a simple philosophy to the management of our businesses. This requires us to:

      o     Perceive our customers' real needs for products and support.
      o     Provide better products and services than the competition.
      o     Invest to maintain our competitive edge.
      o     Ask our customers to pay a fair price for extra value we add.

Service to our customers, product quality, innovation and a long-term orientation are implicit in this credo. Pursuit of this market leadership philosophy by all our businesses, plus... value oriented acquisitions of companies that share this philosophy, plus... a decentralized management style that gives the greatest scope to the talented people who manage these companies... have combined to produce results featuring:

      o     Long-term earnings growth
      o     High cash flow
      o     Superior returns on stockholders' equity

Table of Contents

1           Comparative Highlights
2           To Our Stockholders
8           Dover Technologies
11          Dover Industries
14          Dover Diversified
17          Dover Resources
20          Financial Statements
24          Notes to Consolidated Financial Statements
32          Independent Accountants' Report
32          Quarterly Data -- Common Stock
            Cash Dividends and Market Prices
33          Management's Discussion and Analysis of
            Financial Condition and Results of Operations
35          Directors and Officers
36          11-Year Consolidated Summary

Dover Corporation and Subsidiaries

1999 Comparative Highlights(1)

                                                                                                      Increase 1999
(Dollars and shares in thousands except per share figures)          1999          1998          1997    versus 1998
====================================================================================================================
Net sales                                                     $4,446,420    $3,977,666    $3,669,568            12%
Earnings before taxes                                         $  615,004    $  488,646    $  492,274            26%
Net earnings                                                  $  405,054    $  326,397    $  324,914            24%
Per common share
   Net earnings per diluted share:
     Continuing(2)                                            $     1.90    $     1.45    $     1.43            31%
     Net earnings(3)                                          $     4.41    $     1.69    $     1.79           161%
   Dividends                                                  $      .44    $      .40    $      .36            10%
Capital expenditures                                          $  130,112    $  125,730    $  122,082
Acquisitions(4)                                               $  599,171    $  556,019    $  261,460
Purchase of treasury stock                                    $  671,670    $  106,304    $   86,267
Cash flow(5)                                                  $  588,298    $  494,084    $  480,118
Return on average equity(2)                                         21.7%         20.5%         23.2%
Approximate number of stockholders                                16,000        16,000        16,000
Number of employees                                               26,584        23,314        21,814
====================================================================================================================

(1) Represents results from continuing operations; excludes disposition of Dover Elevator International market segment. See Notes to Consolidated Financial Statements, Note 2.
(2) 1999 "Return on average equity" and continuing net earnings per diluted common share excludes gain from sale of businesses which amounted to $.02 per share.
(3) 1999 Net earnings per diluted common share includes the gain from sale of Dover Elevator International market segment which amounted to $2.49 per share and the $.02 gain from sale of businesses.
(4)   See Notes to Consolidated Financial Statements.
(5)   Represents net earnings plus depreciation and amortization.

Earnings Per Share Growth       (average annual rate)  Total Return To Investors
                                For 10-Year Periods
*Excluding gains on sale of     Ending 12/31 of each
businesses in 1999 and 1996.    year shown

                               [BAR GRAPH OMITTED]

Year       Dover    S & P 500               Year       Dover    S & P 500
----       -----    ---------               -----      -----    ---------
1990       0.13       0.14                  1990       0.099       0.035
 91        0.13       0.17                   91        0.051           0
 92        0.15       0.16                   92        0.061        0.04
 93        0.18       0.15                   93        0.098       0.045
 94        0.15       0.14                   94        0.097       0.065
 95        0.16       0.15                   95        0.133       0.090
 96        0.18       0.15                   96        0.172       0.099
 97        0.18       0.18                   97        0.152       0.091
 98        0.19       0.19                   98        0.119       0.065
 99        0.19       0.18                   99        0.128       0.070

** Dover         * S&P

To Our Stockholders

IN LAST YEAR'S ANNUAL REPORT I SAID THAT DOVER'S MANAGEMENT WOULD BE DISAPPOINTED IF EARNINGS PER SHARE DID NOT GROW BY AT LEAST 15% FROM THE 1998 LEVEL OF $1.45. THE RECOVERY IN THE CIRCUIT BOARD ASSEMBLY AND TEST (CBAT) MARKET ARRIVED SOONER AND STRONGER THAN WE HAD HOPED AND WE ENDED UP VERY HAPPILY WITH EPS (BEFORE SPECIAL ITEMS AND NON-RECURRING INCOME) OF $1.90 -- AN INCREASE OF 31%.

Fundamentally, the year-over-year earnings improvement came from three sources:
(1) the dramatic gains by our electronics industry businesses (CBAT and Specialty Electronic Components); (2) the earnings benefit from reinvesting the $1.16 billion we received from the January, 1999 sale of the Elevator business ($.24 per share earned by Elevator operations in 1998 is not included in the $1.45 mentioned above); and (3) a modest net improvement by our commercial and industrial businesses (Resources, Industries, Diversified and Imaje) following their large gains in 1998.

      The strong year resulted in an EPS growth rate for the period 1990-1999 of 13% (including elevator earnings in the base year), which is about what Dover has achieved since 1955. Our EPS growth rate slipped in the 1980s to 10%. The 1990-1999 EPS growth from continuing operations, excluding elevator in 1990 and its $.23 per share "contribution" to 1999 (described below), has been 18%. Your management is especially pleased with this recovery in the 1990s, which has been a particular goal of ours since 1990 under a program we have described as "tilt toward growth."

REINVESTMENT OF ELEVATOR PROCEEDS

We used the $1.16 billion from the sale of our Elevator business to reduce our share base via stock repurchases and to lower our interest costs by reducing the need for outside financing to fund our acquisition program. The reduction in interest expense, coupled with the lower number of average shares outstanding, contributed $.23 per share to our reported $1.90.

      While this is less than the $.24 per share provided by Elevator operations in 1998, it was a better short-term result than we had expected, having anticipated that two, or even three, years might be needed to reinvest this capital productively. I believe we met the test for acquisitions and share repurchases that I set forth in last year's report: "We are committed only to not spending any of your money on questionable investments, just because we have it."

                              [BAR GRAPHS OMITTED]

DILUTED EARNINGS PER SHARE
*Excluding gains on sale of businesses in 1999 and 1996.

                         Year                  EPS
                         ----                  ---
                          94                  $0.78
                          95                  $1.13
                          96                  $1.24
                          97                  $1.43
                          98                  $1.45
                          99                  $1.90


EARNINGS BEFORE INTEREST, TAXES AND
WRITE-OFFS PER DILUTED SHARE
*Excluding gains on sale of businesses in 1999 and 1996.
(Write-offs are costs relating to premium over book paid for acquisitions.)

              After-Tax Operating Return
Year                On Investment              Return on Stockholder's Equity
----          --------------------------      ------------------------------
 94                       33                                 24
 95                       37                                 28
 96                       36                                 25
 97                       39                                 23
 98                       35                                 20
 99                       37                                 21


PROFITABILITY MEASURES (in percent)
*Excluding gains on sale of businesses in 1999 and 1996.
(Acquisition adjustments have been excluded, see page 30, footnote 12 for explanation.)

                           DTI Segment Earnings
                         Year       Data(Earnings)
                         ----       --------------
                          05             134
                          96             146
                          97             195
                          98             147
                          99             227

After-Tax Operating Return On Investment
Return on Stockholder's Equity

[PHOTO OMITTED]

(left to right)
John McNiff, Robert Tyre, Robert Kuhbach

(seated)

Tom Reece

ELECTRONICS INDUSTRY RECOVERY

The electronics industry is a cyclical market, particularly for the companies within it that supply capital equipment. Dover is not embarrassed to be part of the multitude of industry participants, forecasters and "sages" who consistently have been unable to identify (accurately and well in advance) the points in time at which cyclical trends reverse. Dover's largest company participating in this industry -- Universal Instruments -- has seen its own operating level both rise and fall sharply within short periods. Universal's order pattern during 1996-99 illustrates this point quite well. Taking 1996 as a baseline (i.e., index at 100%), monthly orders accelerated to 130% during the first 10 months of 1997, suddenly retreated to less than 100% for the next 19 months, then accelerated again in June, 1999 to 150% during the last seven months of the year. Universal's monthly sales and profits in the second half of 1999 moved higher than they had been during their previous peak in 1997. Universal's management team has proven very adept at dealing with these market swings, never having earned less than a 10% margin during the 20 years of Dover ownership, and being able to retain and nurture its key technical, product development, marketing, field support, manufacturing, and supply chain management capabilities during the down cycles. On an apples-to-apples basis, Universal's internal growth has averaged more than 12% per year for the past two decades, with sufficient profitability to be a strong generator of free cash flow as well.

GROWTH IN INDUSTRIAL AND COMMERCIAL MARKETS

The table on Page 4 indicates modest earnings growth of 5% for the companies that are organizationally grouped as the Industries, Diversified and Resources segments (including Imaje, which is organizationally part of the Technologies segment).

      Individually, these companies faced widely disparate market conditions, with strong internal growth at companies such as Heil Environmental, Hill Phoenix, PDQ, Texas Hydraulics, Waukesha Bearings and Hydro Systems. Other companies faced depressed markets: Duncan Parking Systems, Ronningen-Petter, OPW Fluid Transfer, OPW Fueling Components, A-C Compressor and Belvac. Within the Petroleum Equipment Group, business went from famine, during the early part of the year, to feast in the latter part of the year, completing a traumatic cycle that began with the collapse of oil prices in early 1998.

Growth is more fun to manage than decline, but Dover's experience has been that our niche leadership companies are better positioned than their competitors to respond intelligently to downturns, and tend to emerge from these in an even stronger competitive position.

      The modest 1999 gain in industrial/commercial profits followed large gains in 1997 and 1998. We have continued to invest heavily in this type of business, spending $504 million of our record 1999 acquisition investment in these areas. Our ability to find, evaluate, provide a good home for, and stimulate the management of manufacturing companies with market niche leadership is a core Dover competency that has underpinned Dover's long-term success record.

Dover Corporation and Subsidiaries

Operational Profits

(unaudited) (in millions)                          1999                        1998                        1997
=====================================   =========================   =========================   =========================
                                         Sales   Income         %    Sales   Income         %   Sales    Income         %
                                        ======   ======    ======   ======   ======    ======   ======   ======    ======
   Circuit board assembly/test          $  934   $  154        16   $  745   $   90        12   $  852   $  147        17
   Electronic components                   328       48        15      282       31        11      272       39        14
   Marking                                 196       59        30      184       57        31      177       57        32
                                        ------   ------    ------   ------   ------    ------   ------   ------    ------

Technologies                             1,458      261        18    1,211      178        15    1,301      243        19
Industries                               1,145      203        18    1,012      173        17      860      145        17
Diversified                              1,072      177        17      958      164        17      767      123        16
Resources                                  778      128        16      801      144        18      745      130        17
                                        ------   ------    ------   ------   ------    ------   ------   ------    ------

Operational subtotal (after elim.)(1)   $4,446      769        17   $3,978      659        17   $3,670      641        17
                                        ======   ======    ======   ======   ======    ======   ======   ======    ======

Corporate and other                                 (44)                        (40)                        (30)
                                                 ------                      ------                      ------
EBITACQ(2)                                          725                         619                         611
Gain on dispositions                                 10                          --                          --
Interest                                            (35)                        (57)                        (36)
Acquisition write-offs                              (85)                        (73)                        (83)
                                                 ------                      ------                      ------
Dover pretax income                              $  615                      $  489                      $  492
=========================================================================================================================

(1) Differs from segment operating profits in that all non-cash write-offs relating to acquisitions are excluded, along with the expenses of each segment's corporate group.
(2) Earnings before taxes, interest, acquisition write-offs and non-recurring gains.

ACQUISITIONS

During 1999 we completed 18 acquisitions, of which three were stand-alone, niche leadership companies, and 15 were targeted add-ons to existing Dover companies. Each of the acquired companies is discussed in the sections of this report dealing with our four business segments. The $599 million we invested was split quite evenly, with about $300 million paid for stand-alone companies (Crenlo, Somero and Graphic Microsystems), and a similar amount for add-ons (of which Alphasem, J. E. Piston, Dp Winch, Hydra-Tight and Van Dam were the largest).

      Profits from these acquisitions are reported under "purchase" accounting rules, which require amortization of the premium Dover paid above the seller's historical book value. Including this non-cash "cost" and the interest expense to finance the purchase price, the program added $.03 to earnings per share. The companies acquired added $239 million to sales and $44 million to operational profits (as defined in the table above). Most of these companies are included for only a portion of the 1999 calendar year, and our expectation is that the sales and operational profit effects will approximately double in 2000, creating a larger contribution to EPS.

      The non-cash write-off on all Dover acquisitions, made in 1999 and prior years, amounted to $.29 per share in 1999, compared to $.23 in 1998 and $.26 in 1997. We have been reporting these numbers for some years now because many investors think them relevant. All companies will be required to do similarly in the future, if FASB proposals on eliminating "poolings" accounting survive in their present form.

NEW DOVER -- OLD DOVER

Your management team is pleased that we have been able to accelerate Dover's growth rate in the 10 years just ended. However, this is old news for today's shareholders, who properly are looking to the future. In this respect, a comparison of where we were in 1989 to where we are at the end of 1999 shows some important changes. A few relevant figures are presented below.

Dover Corporation and Subsidiaries

Ten Years Of Change

                                                1999         1989      Change
--------------------------------------------------------------------------------
EBITACQ(1)                                   $  725m      $  275m       +163%
Shares at year-end                              203m         249m        -18%
EBITACQ as % of sales                          16.3%        12.9%        +26%
EBITACQ per share                            $ 3.58       $ 1.09        +228%
Sales per share:
   Elevator                                      --       $ 3.03
   Electronics                               $ 6.25       $ 1.77
   Industrial/commercial                     $15.75       $ 3.58
                                             ------       ------
Total                                        $22.00       $ 8.38        +163%
EBITACQ coverage of interest(2)                 14X          14X
--------------------------------------------------------------------------------

(1)   Earnings before interest, taxes and acquisition write-offs.
(2)   Interest at annual rate of fourth quarter.

      The numbers for 1989 were good, but for 1999 were better, and would be better still if the pro forma full-year effect of 1999 acquisitions were included. (In 1989, Dover did not make any acquisitions.)

      In my view, the most important structural changes over the decade are the increase of our involvement in the electronics industry (a high-growth area), the termination of our participation in the elevator industry (a no-growth business in its primarily North American market), and the expansion of higher growth potential industrial/commercial activities. Also significant is the 26% improvement in the profit margins of our continuing businesses, which has increased our potential for free cash flow generation in relation to sales. Faster growing markets and more internally generated cash to reinvest will help us maintain growth at least in line with past achievements.

      These improvements, however, do not reflect any fundamental change in our business strategies or culture. Dover will continue to support the independence and growth of our existing companies and will continue to invest free cash flow, as well as our growing borrowing capacity, in good acquisitions and in timely repurchase of our own common stock. The goals and methods that we show on the inside cover of our annual report have served us well for many years and remain unchanged.

SEGMENT RESULTS

Each of our four business segments is discussed on Pages 8-19 of this report. Profit results are presented within this report in two fashions. One method is that shown in the table on Page 4. The other is the traditional (and required) format shown on Page 20. These are the same numbers, but the Page 4 presentation shows all acquisition premium write-offs as a separate item, and shows the management costs of our four Independent Subsidiaries (Segments) as "corporate cost." The presentation on Page 20 allocates these costs back to the four individual market segments.

      It is impossible to capture a company's financial progress in a single number, but the one that management feels is most relevant in Dover's circumstances is the trend (shown above, in the table on Page 4, and in the chart on page 2) of Earnings before interest, taxes and acquisition write-offs (EBITACQ) per actual share outstanding at year-end. Internal business growth, successful acquisition investments, timely share repurchases, and effective use of the increased debt capacity created by rising cash earnings all become reflected in this measure over time.

TECHNOLOGIES

The electronics industry portions of this segment showed very strong gains (67% combined for the eight companies involved), compared to what, with 20-20 hindsight, appears to have been a bottom-of-the-cycle year in 1998. Obviously, long-term growth at these percentage rates is not possible and, in fact, it remains to be seen whether the profit levels achieved in the latter part of 1999 can be continued throughout all of 2000. We would still be happy with less growth than the 35% that is implied by "continued." All but one of the electronics companies achieved excellent profit growth, largely from market recovery, but also from new product introductions and improved internal operations. Imaje continued to achieve outstanding profitability with good growth, partly masked by the decline in value of the Euro.

INDUSTRIES

Dover Industries' strong year reflected both above-trend internal growth and the favorable impact of acquisitions. Most of Industries' companies produce commercial products rather than equipment used in industrial production processes. Automotive service equipment, solid waste handling equipment, and construction-related products, including newly acquired Somero, enjoyed strong markets, as nine of Industries' 12 companies achieved record profits. Particularly noteworthy were the dramatic gains in sales, earnings and backlog at Heil Environmental that made it the star performer of 1999, as well as very effective internal profit growth initiatives at Rotary Lift and Texas Hydraulics. Heil Trailer, which was the star in 1998, matched its record profit levels despite softness in its marketplace, and has, we believe, positioned itself for a resumption of growth in 2000.

DIVERSIFIED

Dover Diversified also achieved higher earnings, but with much more mixed outcomes on an individual company basis and with most of its overall earnings growth resulting from new acquisitions. Only six of Diversified's 13 companies achieved internal profit growth, and their improvements were offset by a significant decline at Belvac. Aluminum can-makers continued to postpone investments in new equipment, which required a restructuring of Belvac's activities in the third quarter. A-C Compressor and Tranter also experienced declines in income -- the former as expected, based on its opening backlog, and the latter as a consequence of weaker-than-anticipated industrial process equipment markets. Hill Phoenix extended its profit records and is now beginning to fulfill the vision of Grant Brown. Mr. Brown died tragically in an airplane accident in 1995, shortly after leading the merger of the industry's best-performing refrigeration company (which he founded) with a well known, but poorly performing, display case company. The new enterprise, under the leadership of Ralph Coppola and Randy Frederick, has grown to more than $250 million in sales.

RESOURCES

Profits at Dover Resources dropped 14%, despite the inclusion of a full year's results from Wilden Pump and the contribution of several other acquisitions made in 1998 and 1999. All but a few of Resources' companies faced weak markets as a result of the downturn in energy prices in 1998 and of reduced investment by petroleum and chemical processors and transporters, who are key customers for many of Resources' companies. Additionally, two of Resources' smaller companies -- Duncan Parking Systems and Ronningen-Petter -- experienced extremely weak markets after record performances in 1998. As the year ended, conditions appeared to be improving for Resources, with strong profit improvement in petroleum production equipment and modest gains for pumps and industrial automation equipment.

MANAGEMENT CHANGES

Pictured in this year's report are the subsidiary management teams and company presidents who are the key resources for our continued success. Dover shareholders are entering the 21st Century with a terrific group of company presidents, to which retirement, promotion and business change added some new faces during 1999. We appointed seven new company presidents -- five from within Dover -- and acquired two more in stand-alone acquisitions. Nigel Davis, a longtime Dover manager, became President of Imaje and Ian McEvoy became Managing Director of DEK Printing Machines after serving in senior management roles at Universal and DEK. John Knowles will remain Chairman of DEK, but is retiring from day-to-day activity after 17 years as a Dover president, during which period DEK's sales grew 20-fold. Randy Frederick, formerly General Manager of the Hill Phoenix Refrigeration division, became President of newly acquired Crenlo. We were also pleased to promote Jeroen Schmits as President of Vitronics Soltec and Robert Wiggins as President of Quartzdyne. We recruited Lou Abbagnaro to join us as President of K&L Microwave and Rick Potter as President of Civacon/Knappco. And we welcome on board the ongoing presidents of our other two stand-alone acquisitions, Jack Cooney at Somero and Steve Runyon at Graphic Microsystems.

      Key staff management changes included John McNiff's decision to retire in 2000 after 17 years as our CFO, the appointment of Graeme McMahon as European Development Director, and of Roland Parker as CFO of our Dover Diversified subsidiary. Graeme has been a Dover employee for more than 10 years, serving most recently at Dover Diversified in the CFO role. Roland, a Dover financial executive for 14 years, served previously as controller of several of Diversified's companies.

      On the Dover Board of Directors, we were pleased to welcome three new directors this year. Kristiane Graham, who started learning about Dover the instant she was born, very ably continues the board membership continuity of the Ohrstrom family into a third generation. Michael Stubbs is an investment manager, major Dover shareholder and son of an original Dover director. Richard Lockridge was a managing partner of Boston Consulting Group before starting his own consulting business. I believe that shareholders are best served by a board whose members both know about business and also have a major financial stake in Dover's future. At year-end, the senior management group and outside directors collectively owned, or have an interest in, almost 20 million Dover shares -- which insures that successes, and shortcomings, get plenty of attention.

OUTLOOK

We enter 2000 with strong business momentum and with no sign that any of our important markets are about to decline. In the Resources, Diversified and Industries segments, we are expecting strong earnings growth in 2000, reflecting the full-year effect of 1999 acquisitions and some recovery in demand for industrial production and petrochemical industry equipment. In the Technologies segment, we are confident of an improvement in full-year profits but are unable to express a reliable judgment as to "by how much."

      On a non-operational note, our 2000 results will include a significant increase in interest expense that will be offset by a further decline in average shares outstanding. Earnings per share in 1999 were computed on the basis of 211 million average diluted shares, while we ended the year with 203 million fully diluted shares actually outstanding. We anticipate strong quarter-over-quarter gains in the early part of 2000. A continuation of our present operating rates in electronics would lead to earnings per share growth above the 20% "best guess" we made when reporting 1999 results in January. But guesses and hopes must face the test of achievement, which is not assured.

      All in all, 1999 was a wonderful year for Dover. I am optimistic about 2000 as well.

Thomas L. Reece


/s/ Thomas L. Reece

Chairman and Chief Executive Officer
February 18, 2000

DOVER TECHNOLOGIES

[GRAPHICS OMITTED]

A SECOND-HALF RECOVERY IN THE ELECTRONICS INDUSTRY FUELED A 55% GAIN IN SEGMENT EARNINGS ON A 20% SALES IMPROVEMENT. OPERATIONAL PROFITS (SEE PAGE 4) ROSE FROM $178 MILLION TO $261 MILLION, WITH ALL THREE AREAS -- (CIRCUIT BOARD ASSEMBLY AND TEST (CBAT), SPECIALTY ELECTRONIC COMPONENTS (SEC), AND MARKING -- SETTING RECORDS. EARNINGS MARGINS IMPROVED, AND AFTER-TAX OPERATING RETURN ON INVESTMENT ROSE SHARPLY TO 40%, A FEW POINTS HIGHER THAN THE DOVER CORPORATION'S AVERAGE OF 37%.

Both CBAT and SEC more than recovered the earnings ground lost to the 1998 downturn. CBAT's operational profits of $154 million narrowly exceeded 1997's record $147 million. SEC, at $48 million, was well above its previous record result of $39 million in 1997.

CBAT: NOT A YEAR BUT TWO HALF-YEARS

The first half of 1999 saw a continuation of the low activity levels experienced in 1998. Orders turned sharply upward beginning in June, and then set a six-month record in the second half. In the second half of 1999, CBAT earned substantially more than in any prior six-month period, 20% ahead of its previous six best consecutive months (achieved in the record 1997 calendar year).

      Universal, which is the largest of the four CBAT companies, experienced a huge change in operating rates between the first and second halves. The response of its supply chain, manufacturing, sales engineering and field support organizations in this rapidly changing environment was excellent. Universal's new FlexJet surface mount assembly machine was "best-in-class" for flexible, fine pitch assembly applications and helped Universal increase its leadership position in this segment of its market. However, the FlexJet only narrowly expanded Universal's competitive capabilities within the high-speed chip placement market. Universal will continue its efforts to improve the placement speed of its "platform" machines to increase their usage in high-speed assembly applications.

      Universal continued to position itself at the "leading edge" for assembly of new electronic packages. The acquisition of Alphasem at the beginning of 1999 proved timely and technologically rewarding. Universal and Alphasem are both well recognized for production equipment used in

[PHOTO OMITTED]

"Our companies combine technical excellence with responsiveness to customer needs. Keeping this in focus, throughout the up/down market cycles inherent in our industry, is fundamental to successful growth. The record profits in the second half of the year were "really" earned by doing the right things in the 1998-1999 downturn."

John Pomeroy
President & CEO

SEGMENT EARNINGS ($ millions)           AFTER-Tax OPERATING RETURN
                                        ON INVESTMENT (%)*
                                        *(Acquisition adjustments have been
                                        exclued, see page 30, footnote 12 for
                                        explanation.)

                               [GRAPHS OMITTED]

    DTI Segment Earnings                         DTI After-Tax Operating ROI
  Year       Data(Earnings)                       Year       Data(Percent)
  ----       --------------                       ----       --------------
   95             118                              95              44%
   96             116                              96              43%
   97             129                              97              47%
   98             155                              98              31%
   99             180                              99              40%


(standing, left to right)
Barry Hegarty, Dave Van Loan,
Jeroen Schmits, Peter Marshall,
Terry Ede, Nigel Davis,
Lou Abbagnaro, Gerhard Meese,
Ian McEvoy

(seated, left to right)
John Pomeroy, Andre Galliath,
Bob Livingston

                                [PHOTO OMITTED]

Dover Technologies

3 Universal Instruments Corporation*

  Gerhard D. Meese, President

  Products: Automated assembly equipment for printed circuit boards and semiconductors

1 Everett Charles Technologies, Inc.*

  David R. Van Loan, President

  Products: Spring probes, test equipment, test fixtures for printed circuit boards and semiconductors

1 DEK Printing Machines, Ltd (U.K.)*

  Ian P. McEvoy, Managing Director

  Products: Screen printers for surface mount printed circuit boards and semiconductors

2 Vitronics Soltec*

  Jeroen Schmits, President

  Products: Automated soldering equipment for printed circuit boards

2 Imaje, S.A.*

  Nigel P. Davis, President

  Products: continuous inkjet printers, consumables

1 Quadrant Technologies

  Terence W. Ede, President

  Vectron International, Inc.
  Products: Precision crystal devices

  Dielectric Laboratories, Inc.
  Products: High frequency capacitors

  Communication Techniques, Inc.
  Products: Microwave frequency sources

1 K&L Microwave, Inc.

  Lou Abbagnaro, President

  Products: Microwave/R.F. filters; Dow-Key coaxial switches

  Novacap, Inc.

  Dr. Andre P. Galliath, President

  Products: Multilayer ceramic capacitors

  DT Magnetics

  Wm. F. Barry Hegarty, President

  Products: Ferrite transformers

  Numbers indicate position in served market, North America, or worldwide when noted by *.

the assembly of chip-on-board products, which is expanding both in the "back end" of semiconductor production (Alphasem's focus) and in circuit board assembly equipment for the on-board placement of advanced semiconductor packages (the focus at Universal).

      DEK Printing Machines had a record year, both for shipments and earnings, and made important progress toward rationalizing its product range. This will increase commonality of parts and the potential for quicker retrofit and will shorten manufacturing cycle time and time-to-market for product improvements. Vitronics Soltec also gained in its soldering equipment product line with record earnings.

      Everett Charles Technologies (ECT) also set an earnings record, enhanced by the success of its aggressive add-on acquisition program. Its two German test equipment companies and most recent U.S. fixtures acquisition were strong performers. The U.S. test equipment market was slow in 1999, as the printed circuit board fabricators tightened capital spending. This held back the scope of ECT's gains, leaving further upside opportunity in 2000.

SPECIALTY ELECTRONIC COMPONENTS BENEFIT FROM WIRELESS AND DATA COMMUNICATIONS

From its origins as primarily an aerospace and defense electronics business, the SEC group has evolved into a successful participant in products that serve the much larger and faster-growing telecom and datacom markets. Its key product lines of oscillators, filters, transformers and specialty capacitors are integral to many wireless and hard-wired communications systems. Key customers include Lucent, Motorola, Cisco and QualComm. Quadrant Technologies set sales and earnings records by substantial margins as a result of strong demand for its oscillators, which are used as timing devices in transmission and switching equipment. Novacap's focus on highly engineered, high voltage ceramic capacitors produced its fifth consecutive year of record sales and profits. Superior customer service, product rationalization and cost improvements enabled DT Magnetics to turn its 1998 loss into respectable profits. Similar programs have been put in place at K&L Microwave and will help take this company beyond its peak profit levels of 1997. All four SEC companies are targeting improvements and growth in 2000, based upon the strength of their markets, increased product development activity, and the further impact from profit improvement actions taken in the latter part of 1998 and throughout 1999.

IMAJE GROWS

Although included in Dover Technologies for organizational and reporting purposes, Imaje serves a non-electronic marketplace, producing printers and specialty inks for high speed, small character marking by beer and soft drink bottlers, pharmaceutical manufacturers, and food packagers. These end markets for Imaje's established products have grown moderately over the past several years. The focus of management is now changing from cost control/profit improvement to new investment/growth initiatives.

OUTLOOK

Profit performance in 2000 will be strongly influenced by the direction of the electronics industry, particularly as it affects the CBAT companies. Industry forecasters are projecting further growth in 2000 and 2001. We hope they are right. We remain confident that peak-to-peak and trough-to-trough, our CBAT companies will continue to generate strong earnings growth.

Dover Industries

[GRAPHICS OMITTED]

THE INDUSTRIES SEGMENT ACHIEVED RECORD PROFITS OF $180 MILLION, (UP 16%), WITH THE MAJORITY OF THIS YEAR-OVER-YEAR GROWTH COMING FROM COMPANIES OWNED AT THE START OF THE YEAR. HEIL ENVIRONMENTAL WAS THE STAR PERFORMER, AS A STRONG MARKET AND IMPROVED MARKET SHARE RESULTED IN A GAIN OF MORE THAN 20% IN SALES AND AN EVEN STRONGER GAIN IN PROFITS. MOST OF INDUSTRIES' 12 ONGOING COMPANIES ACHIEVED HIGHER SALES, WITH ONLY THREE DECLINES, EACH LESS THAN 3%. OPERATIONAL PROFIT MARGINS AND AFTER-TAX OPERATING RETURN ON INVESTMENT WERE EACH UP ONE POINT, TO 18% AND 39%, RESPECTIVELY.

FIVE COMPANIES EARN OVER $20 MILLION

The five largest earners in 1999 -- Heil Environmental, Heil Trailer, Rotary Lift, Tipper Tie and DovaTech -- combined to earn 60% of Industries' $203 million of operational profits on a similar percentage of sales. Heil Environmental became the fifth largest earner within Dover Corporation, setting records for sales, earnings, margins and bookings. The decision by major waste haulers to update their garbage truck fleets after several years of neglect, the award of a delayed procurement contract by one major city, and the success of Heil's efforts to expand its distribution capabilities were important factors underpinning its 1999 gains. The manufacturing ramp-up required to meet customer demand produced record shipments in the fourth quarter, up 34% from prior year. However, bookings for the quarter of 1.4 times shipments suggest further increases will be needed in 2000.

      Heil Trailer, the star performer in 1998, matched its record profits, as cost control and productivity improvement kept margins steady, despite a small drop in sales. The company continued to increase its production capacity in the U.S. and made further investments in wholly owned facilities in the U.K., Argentina and Thailand, from which it hopes to ship over $30 million of product in 2000.

      Rotary Lift set records for sales and profits, primarily through the acquisition of the Advantage product line (parallelgram lifts) to expand its heavy duty product range, and of Forward Manufacturing, whose proprietary two-post lift design reaches end-users through a distinct and different distribution channel. Rotary continued to reduce prices, thereby boosting sales and market share, while improving capacity and productivity to achieve corresponding decreases in unit cost.

[PHOTO OMITTED]

"Our companies continue to "Raise the Bar" for their own performance and for customers' expectations through a focus on improved business processes, product innovation, and intelligent pricing."

Lew Burns
President & CEO

Dover Industries

1 Heil Trailer International

  Robert A. Foster, President

  Products: Liquid and dry bulk tank trailers, trucks and intermodal containers

1 HEIL Environmental

  Glenn M. Chambers, President

  Products: Refuse collection vehicles and dump bodies

1 Tipper Tie/Technopack

  Philip L. Tribel, President

  Products: Clip closures, packaging systems, netting, and wire products

1 Marathon Equipment

  Edward A. Furnari, President

  Products: Solid waste compactors, balers, and recycling equipment

1 Rotary Lift

  Timothy J. Sandker, President

  Products: Automotive lifts and alignment racks

2 DovaTech

  A. Patrick Cunningham, President

  Products: Welding, torches, laser power sources, chillers and consumables

1 PDQ

  Charles R. Lieb, President

  Products: Touchless car wash equipment

1 Texas Hydraulics

  Vernon E. Pontes, President

  Products: Engineered hydraulic cylinders

2 Randell

  Lynn L. Bay, President

  Products: Commercial refrigeration; Food service preparation and holding equipment

1 Chief Automotive Systems

  Daniel E. Faltin, President

  Products: Auto collision measuring and repair systems

1 Groen

  Thomas Phillips, Jr., President

  Products: Commercial food service cooking equipment/industrial processing equipment

1 Somero

  John T. Cooney, President

  Products: Laser controlled concrete floor spreading equipment

  Numbers indicate position in served market, North America, or worldwide when noted by *.

      Tipper Tie's sales and earnings were essentially flat, as modest improvements in the U.S. were offset by weakness in Europe. Purchases by customers in East European countries and Russia declined and sales into the former Yugoslavia declined even more. Reported profits were also adversely affected by the decline of the Euro, relative to the dollar.

      DovaTech's record sales and earnings resulted primarily from the full-year effect of its 1998 acquisition of Koolant Koolers and part-year results from Lee Laser, acquired in mid-1999. Growth in traditional MIG and TIG welding guns proved elusive because of worldwide softness in markets for industrial production equipment. DovaTech's substantially enhanced position in laser power supplies and welding systems offers significant potential for growth over the next several years.

IMPRESSIVE GROWTH AT FOUR COMPANIES

Texas Hydraulics achieved a 30% increase in earnings on only an 8% gain in sales, primarily as a result of cost reduction and production-methods rationalization. These improved margins to historical levels after a disappointment in 1998. The company plans to increase its manufacturing capacity and expand its product range in 2000.

      Marathon also benefited from the strong solid waste market, with double-digit sales and earnings gains. Marathon has a broader customer base and a less cyclical market than Heil Environmental, although the overall growth drivers are similar -- ongoing increases in solid waste streams and the rising cost of disposal.

      PDQ completed its first full year as a Dover company in impressive fashion, with double-digit gains in sales and earnings on top of its own full-year 1998 record. PDQ's touchless car washing systems continued to be best-in-class, with an increasing share of the U.S. car washing market.

      Somero, acquired in mid-1999, improved its year-over-year financial results by more than 20%. U.S. cement contractors are becoming increasingly aware of the time, labor and material usage benefits of using Somero's proprietary, laser-guided equipment. The penetration of the market by this relatively new technology is still small, thus offering substantial opportunity for continued growth.

MIXED RESULTS ELSEWHERE

Both Groen and Randell achieved higher sales and profits, with a combined income gain of 11% on a smaller sales gain. The food equipment market has not been particularly strong and has been roiled by mergers. Groen and Randell concentrated on keeping their best-in-class status within their own product niches and continued to offer superior quality, service and innovation to their appreciative customers.

      Chief Automotive had lower profits on flat sales. New computerized measuring systems introduced late in the year were well received by the market and offer a basis for financial improvement in 2000.

      Davenport continued to suffer from a weak market and from difficulty in developing new machine tool products. This company was sold in January, 2000.

OUTLOOK

All of the Dover Industries companies are planning profit gains in 2000 and most are likely to achieve them. Operational profits of $203 million and segment profits of $180 million should improve again in 2000, possibly by more than 10%.

SEGMENT EARNINGS ($ millions)             ATER-TAX OPERATING RETURN
                                          ON INVESTMENT (%)*
                                          *(Acquisition adjustments have been
                                          exclued, see page 30, footnote 12 for
                                          explanation.)

                                [GRAPHS OMITTED]

       DII Segment Earnings                    DII After-Tax Operating ROI
      Year       Data(Earnings)                  Year     Data(Percent)
      ----       --------------                  ---      --------------
       95             118                         95            40%
       96             116                         96            33%
       97             129                         97            34%
       98             155                         98            38%
       99             180                         99            39%


(seated, left to right)
Lewis E. Burns, Robert F. Scheuer,
Vernon E. Pontes, Glenn M. Chambers

(standing, left to right)
Edward A. Furnari, Lynn L. Bay,
Thomas Phillips, Jr., John T. Cooney,
Charles R. Lieb, Philip L. Tribel,
A. Patrick Cunningham,
Timothy J. Sandker, Robert A. Foster,
Daniel E. Faltin

                                [PHOTO OMITTED]

Dover Diversified

[GRAPHICS OMITTED]

DOVER DIVERSIFIED ACHIEVED ITS EIGHTH STRAIGHT YEAR OF PROFIT INCREASES, AS SEGMENT PROFITS ADVANCED 6% TO $152 MILLION AND SALES EXCEEDED $1 BILLION FOR THE FIRST TIME. IN 1990, THESE FIGURES WERE $36 MILLION AND $210 MILLION, RESPECTIVELY. THE SALES AND EARNINGS RECORDS FOR 1999 REFLECT THREE MAIN THEMES:
(1) SHARP DECLINES AT SEVERAL COMPANIES THAT MAKE CAPITAL EQUIPMENT USED IN INDUSTRIAL PRODUCTION, (2) GOOD INTERNAL GROWTH IN SEVERAL NICHE MARKETS, (3) THE FAVORABLE IMPACT OF DIVERSIFIED'S $327 MILLION OF ACQUISITION INVESTMENTS DURING 1999.

DECLINES AT THREE COMPANIES

As anticipated at the beginning of the year, both A-C Compressor and Belvac experienced declines in sales and profits. Bookings at A-C Compressor for its oil-free and centrifugal gas compressors during 1998 had decreased as a result of the slowdown in the petrochemical industry, leaving A-C with a low backlog at the start of 1999. Belvac also began 1999 with a low backlog, but its performance fell even further below 1998 than expected as a result of continued cancellation or delay of capital investments by can-makers. This cut Belvac's sales in half in 1999 and required significant work force reductions and restructuring in the third quarter. All of Belvac's modest profits for the year were achieved in the fourth quarter. Tranter had a smaller overall decline in earnings concentrated in domestic results for its plate and frame and Platecoil(TM) product lines, reflecting weakness in spending for industrial process equipment. The combined operating profit decline from these three businesses was approximately $23 million. New order input at all three companies improved in the fourth quarter as Belvac and A-C Compressor enjoyed year-over-year bookings gains of more than 50%.

INTERNAL GROWTH AT SIX COMPANIES

Sargent Controls achieved strong internal growth, primarily from gains in its submarine controls business, which is closely tied to engineering contracts and production releases for the Navy's SSN program. Profits for its aerospace hydraulic controls and specialty bearings also improved. Hill Phoenix continued its pattern of strong earnings improvement, setting

[PHOTO OMITTED]

"Excellence in manufacturing and engineering underpins the success of our companies. End-markets and competition for our products are worldwide in scope and we must be relentless in pursuit of "best value" status with our customers."

Jerry Yochum
President & CEO

SEGMENT EARNINGS ($ millions)              AFTER-TAX OPERATING RETURN
                                           ON INVESTMENT (%)*
                                           *(Acquisition adjustments have been
                                           exclued, see page 30, footnote 12
                                           for explanation.)

                                [GRAPHS OMITTED]

     DDI Segment Earnings                      DDI After-Tax Operating ROI
    Year     Data(Earnings)                      Year     Data(Percent)
    ----     --------------                      ---      --------------
     95            93                             95            34%
     96           107                             96            35%
     97           115                             97            38%
     98           143                             98            39%
     99           152                             99            38%


(seated, left to right)
Jim Schneiders, Tom Bell,
Jerry Yochum, Jack Ditterline,
Don Tarquin, Don Fancher

(standing, left to right)
Roland Parker, Jim Johnson,
Gary Walker, Cees Bootsman,
Ralph Coppola, Randy Frederick,
John Eulich, Steve Runyan,
Brent Parker, Wolfgang Engelbracht

                                 [PHOTO OMITTED]

Dover Diversified

1 Tranter

  Jack Ditterline, President

  Products: Plate/frame and compact brazed heat exchangers; transformer radiators

2 A-C Compressor

  Gary Walker, President

  Products: Centrifugal, oil-free screw, and rotary compressors; turbine and compressor re-rate and repair

2 Hill Phoenix

  Ralph Coppola, President

  Products: Commercial refrigeration systems; refrigerated display cases

1 Sargent**

  Donald C. Tarquin, President

  Products: Submarine fluid controls; aircraft hydraulic controls; self-lubricating bearings; aircraft fasteners

1 Belvac*

  Jim Schneiders, President

  Products: Can necking, trimming and shaping equipment

2 Waukesha Bearings

  Donald A. Fancher, President

  Products: Fluid film bearings; Sweeney torquing tools; CRL manipulators and isolators

1 Wiseco

  James A. Johnson, President

  Products: High performance specialty pistons

1 Mark Andy*

  John Eulich, President

  Products: Narrow web printing presses

3 Langbein & Engelbracht

  Wolfgange Engelbracht, Managing Director

  Products: Environmental control equipment

1 Graphics Microsystems

  Steve Runyan, President

  Products: Pressroom automation equipment

1 Crenlo

  Randy Frederick, President

  Products: Construction and agriculture operator cabs and electronic enclosures

1 Van Dam

  Cees Bootsman, Managing Director

  Products: Cup printing equipment

1 SWF

  Brent L. Parker, President

  Products: Machinery for corrugated boxes and other packaging materials

  Numbers indicate position in served market, North America, or worldwide when noted by *.

  ** Position for submarine product line

both sales and profit records and establishing itself as the clear No. 2 company within the supermarket refrigeration and display case industry. Hill Phoenix acquired a new production facility in Brazil, opened a new branch operations center in the southeastern U.S. and added walk-in coolers to its refrigeration product line. Mark Andy's strong performance reflected major internal production cycle time improvements that reduced costs while boosting sales in its very competitive market. Waukesha Bearings achieved significant gains within its "large industrial bearings" product line as a result of an increase in market share and strong growth in the demand for power generation turbines. Langbein & Engelbracht (L&E) also improved profits sharply. Diversified originally acquired L&E as an add-on to Pathway Bellows, but it was not involved in the profitable sale of Pathway to Senior Engineering in the third quarter of the year. SWF also made earnings progress as a result of product line additions and strong gains at its Sanger operation in the production of corrugated box-forming equipment. The total internal growth from these specialty markets improved Diversified's profits by approximately $18 million, almost offsetting the declines at A-C, Belvac and Tranter.

RECORD ACQUISITION PROGRAM

Diversified added three new stand-alone companies during the year, spending $261 million, and four add-ons, involving $76 million. Crenlo was Dover's largest acquisition in 1999. It is the leading independent supplier of farm tractor and construction equipment cabs, with a customer list that includes Caterpillar, John Deere and Case-New Holland. Crenlo is also a growing factor in the design and fabrication of metal enclosures for sophisticated electronic products. Van Dam, originally purchased as an add-on by Belvac, makes equipment used to decorate large cylindrical cups, such as the stadium cup with which football and baseball fans are well acquainted. Graphic Microsystems specializes in software systems used in printing, particularly in color processes. The add-ons were Hydratight (U.K.), which joined Waukesha; J. E. Piston, which joined Wiseco; and two smaller companies. These acquisitions contributed approximately $14 million to segment profits.

OUTLOOK

Diversified ended the year with very strong fourth-quarter earnings totaling $50 million -- almost one-third of the total year's profits. This level of quarterly profits is not anticipated throughout 2000, since it resulted primarily from a bunch-up of shipments at A-C Compressor.

The full-year effect of the record 1999 acquisition investment and the expected improvements at Belvac, A-C and Tranter should lead to higher profits for Diversified in 2000, hopefully with percentage growth in the high teens.

Dover Resources

[GRAPHICS OMITTED]

THE RESOURCES SEGMENT'S GROWTH TREND HALTED IN 1999 AFTER SIX YEARS, DURING WHICH TIME PROFITS DOUBLED. THE $18 MILLION (14%) DECLINE IN SEGMENT EARNINGS WAS CAUSED BY WEAKNESS IN THE CHEMICAL AND PROCESS INDUSTRIES, AND BY LARGE PROFIT DROPS AT FOUR COMPANIES THAT SET RECORDS IN 1998.

DECLINES AT FOUR COMPANIES

After setting individual profit records in 1998 ($65 million of combined earnings), OPW Fueling Components Group, OPW Fluid Transfer Group, Ronningen-Petter and Duncan Parking Systems experienced major declines in their markets, each for different reasons. Profits at each of these companies fell more than 20%, and they finished the year with combined profits of only $36 million. The decline at OPW Fueling Components was expected, resulting from the year-end 1998 deadline for compliance with EPA regulations on underground storage of petroleum. This led to large gains in 1998 as end-users and distributors completed, or placed orders to complete, their compliance efforts. In retrospect, this phenomenon also accelerated business into late 1998 that normally might have fallen into 1999. The fall-off at OPW Fluid Transfer Group reflected a downturn in railroad tank car production, for which Midland supplies valves (a consequence of weakness in the chemicals industry), and a drop in purchases of transfer and process equipment from Civacon/Knappco and OPW Engineered Systems (also related to chemicals). Declines here were exacerbated by a month-long strike at two important facilities and the closure of one of these to reduce costs.

      At Ronningen-Petter (filters for paper-making and petroleum refining) and Duncan (parking meters and systems) markets fell sharply, more resembling a depression than a downturn. Profits at each of these companies declined substantially. Recovery is expected in 2000, but probably not to the record levels of 1998.

TURNAROUND IN PETROLEUM EQUIPMENT

The demand for equipment used to produce oil and gas increased sharply in the second half of 1999, after collapsing in the prior year. Effective downsizing kept the Petroleum Equipment Group profitable throughout the downturn, but left it scrambling to keep up with demand

[PHOTO OMITTED]

"Difficulties in energy markets adversely affected many of our companies during the later part of 1998 and much of 1999. Our Presidents responded effectively and have positioned their companies for strong participation in the recovery expected during 2000."

Rudy Herrmann
President & CEO

Dover Resources

1 OPW Fueling Components*

  David J. Ropp, President

  Products: Gasoline nozzles, fittings, valves, and environmental protection products; PetroVend fuel management and key card sytems, tank monitors

1 Wilden Pump & Engineering Co.

  Bruce J. Bartells, CEO/CFO

  John D. Allen, President/COO

  Products: air operated double diaphragm pumps

    OPW Fluid Transfer Group

    John Anderson, President

    1 Midland Manufacturing

      Donald Rodda, President

      Products: Tank car and barge valves, safety valves, and liquid level measuring devices

    1 Civacon/Knappco

      Rick Potter, President

      Products: Tank truck valves and electronic monitoring systems; Knappco manhole/access covers and valves

    1 OPW Engineered Systems

      Tom Niehaus, President

      Products: Loading arms, swivels, sight flow indicators, ISO rings, Kamloks(R)and Kamvaloks(R)

1 De-Sta-Co Industrial Products*

  Jon H. Simpson, President

  Products: Toggle clamps, cylinders, and workholding devices; Robohand, CCMOP, EOA robotic and automation components

1 Blackmer

  Ray Pilch, President

  Products: Rotary vane, progressing cavity, eccentric disk, and peristaltic positive displacement pumps; vane and screw type mobile compressors; reciprocating piston stationary gas compressors

1 C. Lee Cook

  David Jackson, President

  Products: Piston rings, packings for gas compressors and aerospace sealing applications; Compressor Components compressor rods, pistons, and repair services; Cook Manley compressor valves and related plastics

1 Petroleum Equipment Group

  James R. Kosh, President

  James I. Mitchell, President

  1 Alberta Oil Tool (Canada)*

    Products: Sucker rods, fittings, valves and controls; Norriseal process valves and instrumentation systems

  1 Norris*

    Products: Sucker rods, couplings, well servicing equipment, polished rods; Ferguson-Beauregard/ Logic Controls oil and gas production systems

1 Ronningen-Petter*

  Peter Scovic, President

  Products: Liquid pressure filter systems; hydraulic/mechanical clean-in-place filters, bag filters and high efficiency media

1 Duncan Parking Systems

  Richard Farrell, President

  Products: Parking control products and systems

1 Quartzdyne*

  Robert B. Wiggins, President

  Products: Quartz based pressure transducers

1 Hydro Systems Company

  Gary E. Golub, President

  Products: Cleaning chemical proportioning systems; Nova electronically controlled systems

1 De-Sta-Co Manufacturing*

  Bob Leisure, President

  Products: Reed valves for compressors, stamped precision components, and specialized aluminum tubular products

Tulsa Winch

  Ron Hoffman, President

  Products: Worm and planetary gear winches, speed reducers, swing drives and wheel drives

1 Wittemann William Geiger, President

  Products: CO2 gas generation and recovery systems, merchant CO2 and industrial refrigeration systems

  Numbers indicate position in served market, North America, or worldwide when noted by *.

as the year progressed. Production and profit rates were at strong levels at year-end. Quartzdyne, which also participates in this market, saw some recovery during the latter part of the year, but well short of the record level of 1997 and of 1998.

CHEMICAL AND PROCESS MARKET DECLINES AFFECT FOUR COMPANIES

Wilden, Blackmer, C. Lee Cook and Wittemann each devote significant portions of their product lines to chemical, process and energy markets, which were soft during most of 1999. In this difficult environment, two companies achieved modest earnings gains, while two had modest declines, with combined profits about equal to 1998. As a group, these companies achieved sales of approximately $225 million, with average margins in the high teens, except at Wittemann, which continued near break-even levels in a very depressed market. Improved results in the fourth quarter, particularly at Wilden and Blackmer, were encouraging for these companies' prospects in 2000.

OTHER COMPANIES GAIN

Despite lower sales, De-Sta-Co Manufacturing improved its profits as a result of substantial internal improvement in its automotive manifold business. Additionally, sales of compressor valves remained strong and the company moved forward with a new plant in the U.K. to support automotive customers' higher level of air conditioning compressor production outside North America. Hydro Systems had a strong year as its markets for cleaning fluid metering devices showed good growth and Nova Controls, acquired during 1998, contributed for a full year. De-Sta-Co Industries improved sales modestly with flat profits as its expanded range of industrial automation equipment more than offset a slowdown in demand for automotive tooling and clamping systems. Tulsa Winch's earnings were off slightly as increased OEM applications and one month's results of newly acquired Dp Winch could not offset a decline in oilfield winch sales and the cost of a move to new facilities.

OUTLOOK

All Resources companies are planning improvements in 2000, with particularly strong potential foreseen by the Petroleum Equipment Group and by OPW Fluid Transfer. A new earnings record is expected.

SEGMENT EARNINGS ($ millions)                  AFTER-TAX OPERATING RETURN
                                               ON INVESTMENT (%)*
                                               *(Acquisition adjustments have
                                               been exclued, see page 30,
                                               footnote 12 for explanation.)

                              [BAR GRAPHS OMITTED]

     DRI Segment Earnings                         DRI After-Tax Operating ROI
    Year     Data(Earnings)                         Year     Data(Percent)
    ----     --------------                         ----     --------------
     95            91                                95            32%
     96           105                                96            34%
     97           114                                97            33%
     98           125                                98            34%
     99           107                                99            30%

(first row)
Rudy Herrmann,  Loren Armstrong

(second row)
John Allen, Ron Hoffman, Dave Ropp,
Pete Scovic, Bob Leisure

(third row)
Dave Jackson, Jim Mitchell,
Jim Kosh, Gary Golub, Bill Geiger

(fourth row)
Don Rodda, Rick Potter, John Anderson,
Tom Niehaus, Bob Wiggins, Ray Pilch

(fifth row)
Jon Simpson, Dick Farrell, Bruce Bartells

                                [PHOTO OMITTED]

Dover Corporation and Subsidiaries

Sales, Operating Profit and Other Data by Market Segment

(in thousands except % figures)

For the Years Ended December 31,             1999            1998            1997            1996            1995            1994
=================================================================================================================================
Sales to unaffiliated customers:
   Dover Technologies                 $ 1,457,792     $ 1,211,416     $ 1,300,503     $   993,326     $   873,505     $   603,068
   Dover Industries                     1,144,599       1,012,440         859,778         846,866         798,173         691,342
   Dover Diversified                    1,071,574         957,579         767,194         730,074         672,503         472,706
   Dover Resources                        777,691         800,914         745,429         648,546         583,727         525,971
   Intramarket sales                       (5,236)         (4,683)         (3,336)         (3,239)         (3,547)         (1,115)
                                      -------------------------------------------------------------------------------------------
   Consolidated total                 $ 4,446,420     $ 3,977,666     $ 3,669,568     $ 3,215,573     $ 2,924,361     $ 2,291,972
                                      -------------------------------------------------------------------------------------------
Operating profit:
   Dover Technologies                 $   226,761     $   146,612     $   195,393     $   146,341     $   133,641     $    76,205
   Dover Industries                       179,554         154,500         128,945         115,857         117,841          81,028
   Dover Diversified                      152,139         143,157         114,902         106,850          92,948          67,220
   Dover Resources                        107,264         125,225         113,538         105,394          90,745          83,979
   Gain on dispositions, net               10,256              --              --          75,065              --              --
   Interest income, interest
     expense and general
     corporate expenses, net              (60,970)        (80,848)        (60,504)        (47,398)        (50,911)        (39,401)
                                      -------------------------------------------------------------------------------------------
   Consolidated earnings before
     taxes on income                  $   615,004     $   488,646     $   492,274     $   502,109     $   384,264     $   269,031
                                      -------------------------------------------------------------------------------------------
Profit margin (pretax):
   Dover Technologies                        15.6%           12.1%           15.0%           14.7%           15.3%           12.6%
   Dover Industries                          15.7            15.3            15.0            13.7            14.8            11.7
   Dover Diversified                         14.2            14.9            15.0            14.6            13.8            14.2
   Dover Resources                           13.8            15.6            15.2            16.3            15.5            16.0
                                      -------------------------------------------------------------------------------------------
   Consolidated profit margin                13.8%           12.3%           13.4%           15.6%           13.1%           11.7%
                                      -------------------------------------------------------------------------------------------
Identifiable assets at December 31:
   Dover Technologies                 $ 1,206,549     $ 1,000,209     $ 1,032,922     $   924,745     $   721,831     $   330,661
   Dover Industries                       894,452         732,136         598,643         613,512         591,228         541,109
   Dover Diversified                    1,128,239         802,872         704,591         547,341         570,269         452,074
   Dover Resources                        804,664         781,933         478,279         380,805         326,047         291,480
   Corporate, (principally cash and
     equivalents and marketable
     securities)                           98,036          65,243          84,536         136,438          94,402         106,167
                                      -------------------------------------------------------------------------------------------
   Total continuing                     4,131,940       3,382,393       2,898,971       2,602,841       2,303,777       1,721,491
                                      -------------------------------------------------------------------------------------------
   Net assets from discontinued
     operations                                --         244,883         181,263         205,365         191,000         188,879
                                      -------------------------------------------------------------------------------------------
   Consolidated total                 $ 4,131,940     $ 3,627,276     $ 3,080,234     $ 2,808,206     $ 2,494,777     $ 1,910,370
                                      -------------------------------------------------------------------------------------------
Depreciation and amortization:
   Dover Technologies                 $    57,407     $    56,853     $    69,882     $    34,071     $    19,750     $    13,904
   Dover Industries                        37,574          33,379          28,992          27,918          26,783          25,453
   Dover Diversified                       46,500          41,040          30,188          26,857          27,141          21,948
   Dover Resources                         40,039          34,802          24,738          20,686          17,816          19,089
   Corporate                                1,724           1,613           1,404             952             696             922
                                      -------------------------------------------------------------------------------------------
   Consolidated total                 $   183,244     $   167,687     $   155,204     $   110,484     $    92,186     $    81,316
                                      -------------------------------------------------------------------------------------------
Capital expenditures:
   Dover Technologies                 $    41,432     $    40,544     $    42,303     $    36,001     $    18,546     $    13,425
   Dover Industries                        32,242          29,046          24,689          28,495          20,675          23,299
   Dover Diversified                       25,799          26,050          24,400          26,274          31,299          19,419
   Dover Resources                         29,409          29,473          28,317          22,149          21,127          16,340
   Corporate                                1,230             617           2,373             760              72             226
                                      -------------------------------------------------------------------------------------------
   Consolidated total                 $   130,112     $   125,730     $   122,082     $   113,679     $    91,719     $    72,709
=================================================================================================================================

Dover Corporation and Subsidiaries

Consolidated Statements of Earnings, Accumulated Comprehensive Earnings, and Retained Earnings

(in thousands except per share figures)

Statement of earnings for the years ended December 31,                      1999           1998           1997
==============================================================================================================
Net sales                                                            $ 4,446,420    $ 3,977,666    $ 3,669,568
Cost of sales                                                          2,837,960      2,551,381      2,342,268
                                                                     -----------------------------------------
   Gross profit                                                        1,608,460      1,426,285      1,327,300
Selling and administrative expenses                                      973,049        894,325        807,793
                                                                     -----------------------------------------
   Operating profit                                                      635,411        531,960        519,507
                                                                     -----------------------------------------
Other deductions (income):
   Interest expense                                                       53,401         60,746         46,163
   Interest income                                                       (18,528)       (14,308)        (9,495)
   All other, net                                                        (14,466)        (3,124)        (9,435)
                                                                     -----------------------------------------
   Total                                                                  20,407         43,314         27,233
                                                                     -----------------------------------------
Earnings before taxes on income                                          615,004        488,646        492,274
   Federal and other taxes on income                                     209,950        162,249        167,360
                                                                     -----------------------------------------
Net earnings from continuing operations                                  405,054        326,397        324,914
   Earnings from discontinued operations                                      --         52,448         57,084
   Gain on sale of discontinued business, net of tax                     523,938             --         23,433
                                                                     -----------------------------------------
Net earnings                                                         $   928,992    $   378,845    $   405,431
                                                                     =========================================
Net earnings per common share:
   Basic   -- Continuing operations                                  $      1.94    $      1.47    $      1.46
           -- Discontinued operations                                         --            .23            .36
           -- Gain on sale                                                  2.50             --             --
                                                                     -----------------------------------------
           -- Net earnings                                           $      4.44    $      1.70    $      1.82
                                                                     =========================================
   Diluted -- Continuing operations                                  $      1.92    $      1.45    $      1.43
           -- Discontinued operations                                         --            .24            .36
           -- Gain on sale                                                  2.49             --             --
                                                                     -----------------------------------------
           -- Net earnings                                           $      4.41    $      1.69    $      1.79
                                                                     =========================================
Weighted average number of common shares
  outstanding during the period:
   Basic                                                                 209,063        222,793        223,181
   Diluted                                                               210,679        224,386        226,815
==============================================================================================================
Accumulated Comprehensive Earnings for the years ended December 31,         1999           1998           1997
==============================================================================================================
Net earnings                                                         $   928,992    $   378,845    $   405,431
                                                                     -----------------------------------------
Other comprehensive earnings, net of tax:
   Foreign currency translation adjustments                              (52,742)        10,166        (43,894)
     Less: reclassification adjustment for adjustments
         included in net earnings                                             --           (486)        (4,099)
                                                                     -----------------------------------------
   Total foreign currency translation adjustments                    $   (52,742)   $    10,652    $   (39,795)
                                                                     -----------------------------------------
   Unrealized gains (losses) on securities:
     Unrealized holding gains (losses) arising during period                  (5)           (27)         2,135
     Less: reclassification adjustment for gains (losses)
         included in net earnings                                             --          5,713              7
                                                                     -----------------------------------------
   Total unrealized gains (losses) on securities (tax $27 in 1998)            (5)        (5,740)         2,128
                                                                     -----------------------------------------
Other comprehensive earnings                                             (52,747)         4,912        (37,667)
                                                                     -----------------------------------------
Comprehensive earnings                                               $   876,245    $   383,757    $   367,764
                                                                     -----------------------------------------
==============================================================================================================
Retained Earnings for the years ended December 31,                          1999           1998           1997
==============================================================================================================
Balance at beginning of year                                         $ 1,992,991    $ 1,703,335    $ 1,470,008
Net earnings                                                             928,992        378,845        405,431
                                                                     -----------------------------------------
                                                                       2,921,983      2,082,180      1,875,439
Deductions:
   Stock split                                                                --             --         91,757
   Common stock cash dividends of $.44 per share
     ($.40 in 1998; $.36 in 1997)                                         91,808         89,189         80,347
                                                                     -----------------------------------------
Balance at end of year                                               $ 2,830,175    $ 1,992,991    $ 1,703,335
==============================================================================================================

See Notes to Consolidated Financial Statements.

Dover Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands except share and per share figures)

December 31,                                                       1999           1998
======================================================================================
Assets
   Current Assets:
     Cash and cash equivalents                              $   138,038    $    96,774
     Receivables (less allowance for doubtful accounts of
       $23,375 in 1999, $20,955 in 1998)                        750,917        575,630
     Inventories                                                639,379        559,267
     Prepaid expenses and other current assets                   83,228         72,853
                                                            --------------------------
       Total current assets                                   1,611,562      1,304,524
                                                            --------------------------
   Property, plant and equipment, at cost:
     Land                                                        41,291         33,845
     Buildings                                                  356,548        315,594
     Machinery and equipment                                  1,082,994        932,997
                                                            --------------------------
                                                              1,480,833      1,282,436
       Less accumulated depreciation                            834,358        710,473
                                                            --------------------------
         Net property, plant and equipment                      646,475        571,963
                                                            --------------------------
   Intangible assets, net of amortization                     1,813,359      1,438,793
   Other intangible assets                                        7,358          7,358
   Other assets and deferred charges                             53,186         59,755
   Net assets of discontinued operations                             --        244,883
                                                            --------------------------
                                                            $ 4,131,940    $ 3,627,276
======================================================================================
Liabilities
   Current Liabilities:
     Notes payable                                          $   296,637    $   427,529
     Current maturities of long-term debt                         1,263          6,060
     Accounts payable                                           253,650        187,738
     Accrued compensation and employee benefits                 157,392        149,855
     Accrued insurance                                           50,274         43,246
     Other accrued expenses                                     186,405        175,036
     Federal and other taxes on income                          389,244            283
                                                            --------------------------
       Total current liabilities                              1,334,865        989,747
                                                            --------------------------
   Long-term debt                                               608,025        610,090
   Deferred income taxes                                         42,061         50,196
   Other deferrals (principally compensation)                   108,233         66,359

Commitments and contingent liabilities
Stockholders' Equity
   Capital Stock:
     Preferred, $100 par value per share
       Authorized 100,000 shares; issued none                        --             --
     Common, $1 par value per share
       Authorized 500,000,000 shares; issued
         236,246,384 in 1999, (235,570,770
         shares in 1998)                                        236,246        235,571
   Additional paid-in capital                                    33,060         18,630
   Cumulative translation adjustments                           (79,985)       (27,243)
   Unrealized holding gains                                          46             51
   Retained earnings                                          2,830,175      1,992,991
                                                            --------------------------
                                                              3,019,542      2,220,000
       Less common stock in treasury, at cost
         33,617,535 shares in 1999 (15,163,974
         shares in 1998)                                        980,786        309,116
                                                            --------------------------
         Net stockholders' equity                             2,038,756      1,910,884
                                                            --------------------------
                                                            $ 4,131,940    $ 3,627,276
======================================================================================

See Notes to Consolidated Financial Statements.

Dover Corporation and Subsidiaries

Consolidated Statements of Cash Flows

increase (decrease) in cash and cash equivalents (in thousands)

For the Years Ended December 31,                                                      1999           1998           1997
========================================================================================================================
Cash flow from operating activities:
   Net earnings                                                                $   928,992    $   378,845    $   405,431
                                                                               -----------------------------------------
   Adjustments to reconcile net earnings to net cash from
     operating activities:
     Income from discontinued operations                                                --        (52,448)       (57,084)
     Gain on sale of discontinued business, net                                   (523,938)            --        (23,433)
     Depreciation and amortization                                                 183,244        167,687        155,204
     Provision for losses on accounts receivable                                     6,803          6,542          7,248
     Net increase (decrease) in LIFO reserve                                          (859)          (190)           842
     Deferred income taxes                                                         (25,595)          (311)       (13,553)
     Loss (gain) on sale of property and equipment                                    (479)           898           (890)
     Increase (decrease) in deferred compensation                                   22,486          4,704         12,892
     Acquisition inventory premium write-off                                        10,534          7,804          9,202
     (Gain) loss on sale of businesses and certain assets                          (10,256)           (40)        10,870
     Other, net                                                                     (5,679)       (20,380)       (19,004)
     Changes in assets and liabilities (excluding effects of
       acquisitions and dispositions):
         Decrease (increase) in accounts receivable                               (149,631)        74,655        (91,350)
         Decrease (increase) in inventories excluding LIFO reserve                 (21,036)       (17,263)       (30,573)
         Decrease (increase) in prepaid expenses                                    (8,644)       (11,479)        (4,045)
         Decrease (increase) in other assets                                        (3,366)           117         (4,645)
         Increase (decrease) in accounts payable                                    48,526        (24,685)        18,822
         Increase (decrease) in accrued expenses                                   (22,271)          (150)        34,282
         Increase (decrease) in federal and other taxes on income                   32,514        (26,181)         9,363
                                                                               -----------------------------------------
           Total adjustments                                                      (467,647)       109,280         14,148
                                                                               -----------------------------------------
     Net cash from operating activities of continuing operations                   461,345        488,125        419,579
                                                                               -----------------------------------------
Cash flows from (used in) investing activities:
   Net sale of marketable securities                                                    --         21,979          1,701
   Proceeds from sale of property and equipment                                      2,637          6,270          6,412
   Additions to property, plant and equipment (includes rental equipment:
     $232 in 1999, $400 in 1998 and $217 in 1997)                                 (130,344)      (126,130)      (122,299)
   Acquisitions (net of cash and cash equivalents: $38,186 in 1999,
     $7,421 in 1998 and $6,689 in 1997)                                           (575,011)      (549,762)      (251,754)
   Proceeds from sale of businesses                                                 40,096            668            167
   Purchase of treasury stock (18,454 shares in 1999, 3,252 shares in 1998
     and 3,254 shares in 1997)                                                    (671,670)      (106,304)       (86,267)
                                                                               -----------------------------------------
       Net cash used in investing activities of continuing operations           (1,334,292)      (753,279)      (452,040)
                                                                               -----------------------------------------
Cash flows from (used in) financing activities:
   Increase (decrease) in notes payable                                           (135,640)        (8,235)       (55,908)
   Payment of long-term debt                                                       (13,379)        (2,724)        (6,782)
   Proceeds from long-term debt                                                      1,916        349,115          1,088
   Proceeds from exercise of stock options                                          12,291         19,036         13,022
   Proceeds from sale (repurchases) of lease receivables                                --             --         (2,672)
   Cash dividend to stockholders                                                   (91,808)       (89,189)       (80,347)
                                                                               -----------------------------------------
       Net cash from (used in) financing activities of continuing operations      (226,620)       268,003       (131,599)
                                                                               -----------------------------------------
   Effect of exchange rate changes on cash                                          (6,982)         1,986         (3,780)
   Cash from discontinued operations                                                 9,599        (11,172)       104,619
   Taxes paid on gain from sale of elevator market segment                         (21,786)            --             --
   Proceeds from sale of elevator market segment                                 1,160,000             --             --
                                                                               -----------------------------------------
   Net increase (decrease) in cash and cash equivalents                             41,264         (6,337)       (63,221)
   Cash and cash equivalents at beginning of year                                   96,774        103,111        166,332
                                                                               -----------------------------------------
   Cash and cash equivalents at end of year                                    $   138,038    $    96,774    $   103,111
                                                                               -----------------------------------------
Supplemental information-continuing operations, cash paid during the period for:
       Income taxes                                                            $   220,000    $   188,196    $   175,995
       Interest                                                                     53,581         75,858         46,463
========================================================================================================================

See Notes to Consolidated Financial Statements.

Dover Corporation and Subsidiaries

Notes To Consolidated Financial Statements

December 31, 1999, 1998 and 1997

1. Description of Business and Summary of Significant Accounting Policies:

The Company is a multinational, diversified manufacturing corporation comprised of over 48 different operating companies which manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment. The Company also provides some engineering and testing services. The Company groups its products and services by industry into four segments as set forth in the tables shown on page 20. A description of the products manufactured and services performed by each of the four segments is given on pages 8 through 19.

      The accounting policies that affect the more significant elements of the Company's financial statements are described briefly below:

A. Consolidation:

The consolidated financial statements include all significant subsidiaries after elimination of all significant intercompany accounts and transactions, and include the results of operations of purchased businesses from the dates of acquisitions. On January 5, 1999, the Company sold its Dover Elevator International segment to Thyssen Industrie, AG and the segment has been treated as a discontinued operation. The assets, liabilities, results of operations and cash flows have been segregated and reported as discontinued operations for all periods presented. (See Note 2).

      In conformity with the Financial Accounting Standards Board Statement No. 52, "Foreign Currency Translation," the accounts of foreign subsidiaries have been translated into U.S. dollars as follows: assets and liabilities have been translated at year-end rates, profit and loss accounts have been translated at average rates for the year, and the difference has been reflected in the equity section of the balance sheet as cumulative translation adjustments. An analysis of the changes during 1999 and 1998 in the cumulative translation adjustments shown on the balance sheets follows:

Accumulated Other Comprehensive Earnings, Foreign Currency Translation
Adjustments:

(in thousands)                                           1999              1998
================================================================================
Balance at beginning of year                         $(27,243)         $(37,895)
Aggregate adjustment for year                         (52,742)           10,652
                                                     --------------------------
Balance at end of year                               $(79,985)         $(27,243)
================================================================================

B. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Inventories:

Generally domestic net inventory is stated at cost, determined on the last-in, first-out (LIFO) basis, which is less than market value. Inventory of foreign subsidiaries, the Dover Technologies segment and some recently acquired domestic companies are stated at the lower of cost, determined on the first-in, first-out
(FIFO) basis, or market.

D. Property, Plant and Equipment and Depreciation:

Property, plant and equipment includes the cost of land, buildings, equipment and significant improvements to existing plant and equipment. Expenditures for maintenance, repairs and minor renewals are expensed as incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings.

      Plant and equipment is generally depreciated based upon accelerated methods, utilizing estimated useful property lives for both accounting and tax purposes. Building lives range from 5 to 50 years; machinery and equipment lives range from 3 to 15 years. Depreciation expense was $122,713,000 in 1999, $114,116,000 in 1998; $98,316,000 in 1997.

E. Intangible Assets:

Intangible assets subject to amortization include goodwill purchased after 1970, and the cost of certain patents, drawings, trademarks, work force, customer lists, and covenants not to compete. Goodwill is being amortized on a straight-line basis over a period, generally, of 40 years; the remaining intangible amortization is based on estimated useful lives which range from 3 to 20 years. The Company evaluates its amortization policies regularly to determine whether later events and circumstances warrant revised estimates of useful lives. The Company periodically evaluates the recoverability of goodwill and other long-lived assets including their relation to the operating performance and future undiscounted net cash flows of the related business. In accordance with SFAS 121, impairment losses are recognized when warranted. Goodwill, net of amortization, aggregated $1,628,317,000 at December 31, 1999 and $1,242,666,000
at December 31, 1998. Amortization of all intangibles was $60,531,000 in 1999, $53,571,000 in 1998, and $56,888,000 in 1997, of which goodwill was $41,229,000,
$32,612,000, and $28,554,000, respectively.

      Other intangible assets represent principally goodwill attributable to businesses purchased prior to 1970. These intangibles are also regularly evaluated and in the opinion of management have not diminished in value, and accordingly have not been amortized.

F. Revenue Recognition:

Revenue is generally recognized as products are shipped or services rendered.

G. Income Taxes:

The provision for income taxes includes Federal, state, local and foreign taxes. Tax credits, primarily for research and experimentation, are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes, and aggregated $7,174,000 for 1999, $5,815,000 for 1998, and $4,522,000 for 1997. Research and experimentation expenditures charged to earnings amounted to $139,333,000 in 1999, $131,265,000 in 1998, and
$106,747,000 in 1997. Generally, no provision is made for U.S. income taxes on unremitted earnings of foreign subsidiaries since any U.S. taxes payable would be offset by foreign tax credits.

H. Cash Flows:

For purposes of the statement of cash flows, the Company considers all highly liquid investments, including highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

I. Self Insurance:

The Company is generally self-insured for losses and liabilities related primarily to workers' compensation, health and welfare claims, business interruption resulting from certain events and comprehensive general, product and vehicle liability. Losses are accrued based upon the Company's estimates of the aggregate liability for claims incurred using certain actuarial assumptions followed in the insurance industry and based on Company experience.

J. Marketable Securities:

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," trading securities are reported at fair value with unrealized gains and losses recognized in earnings, and available-for-sale securities are also reported at fair value but unrealized gains and losses are shown in the caption "unrealized holding gains" included in stockholders' equity.

      The Company held an immaterial amount of trading securities which are classified in other assets at December 31, 1999 and December 31, 1998. The net realized gains for the years ended December 31, 1998, and 1997 were, $5,713,000, and $1,995,000, respectively. As of December 31, 1999 and December 31, 1998 the Company did not hold any available-for-sale securities. In each of the above mentioned years, gains and losses were determined using average cost.

K. New Accounting Pronouncements:

In June 1998 the FASB issued Statement of Financial Accounting Standards No. 133, as amended in June 1999 by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities," effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the statement to have a significant effect on its current financial reporting and disclosure requirements.

2. Acquisition, Dispositions and Discontinued Operations:

1997 Completed Acquisitions

Date        Type      Acquired Companies                         Location (Near)
================================================================================
1-Jan       Stock     SWEP Warmetauscher                         Vienna, Austria
                      Austria, GmbH

Manufactures heat exchangers (compact brazed, plate and frame).

31-Jan      Asset     Hydro Systems Company                       Cincinnati, OH

Leading independent designer and manufacturer of proportioning and dispensing systems sold primarily to the institutional industrial cleaning market.

1-Feb       Asset     Quarzkeramik, GmbH                      Frankfurt, Germany

Manufacturers oversized crystal oscillators.

24-Feb      Stock     Telefilter, GmbH                           Tetlow, Germany

Manufactures low priced, high volume, SAW filters for the emerging wireless telecommunications market, mainly for subscriber applications.

6-Mar       Stock     Luther & Maelzer, GmbH                    Hanover, Germany

Manufactures test equipment used to test bare printed circuit boards.

16-Mar      Stock     Langbein & Englebracht,                Dusseldorf, Germany
                      GmbH & Co.

Designer and manufacturer of air pollution control systems and specialized air handling systems.

22-May      Asset     Buffalo Environmental                          Hanover, MD
                      Products Corporation

Manufactures flexible piping for underground service station and industrial applications.

1-Jul       Stock     K&K Welding Products, Inc.                 Lake Zurich, IL

Manufactures torches and consumable welding parts generally sold as component replacements.

1-Jul       Stock     Emmert, GmbH                             Efringen, Germany

Manufactures flexible modular punching units, used primarily in the automotive industry.

28-Aug      Stock     Sarment S.A.                                 Paris, France

Manufactures under Mouvex S.A. and Abaque Industrie S.A. a comprehensive range of pumps and compressors for the transfer of both liquids and powdered products.

29-Aug      Asset     ESH, Inc.                                       Temple, AZ

Designs and manufactures specialty printed circuit boards that are used in testing semiconductors.

3-Sep       Stock     Preco Turbine Services, Inc.                   Houston, TX

Primarily engaged in the repair of large steam and gas turbines for both utility and industrial based customers.

30-Sep      Asset     Conmec, Inc.                                 Bethlehem, PA

Manufactures turbo machinery for the petrochemical and utility industries.

3-Oct       Stock     Star Technology Group, Inc.                     Hudson, NH

Manufactures under the name of "Circuitest" fixtures and creates software for bare circuit board testing, and performs contract service for bare board testing.

1-Dec       Stock     EOA Systems, Inc.                               Dallas, TX

Manufactures automation components and accessories used in conjunction with industrial robots.

2-Dec       Stock     Vitronics Corporation                        Newmarket, NH

Engaged in designing, engineering, manufacturing and marketing state-of-the art thermal processing systems for soldering surface mount devices to printed circuit boards and cleaning of the finished assembly.

5-Dec       Stock     Sanger Works Factory                            Sanger, CA
                      Holdings, Inc.

Manufactures specialty corrugated packaging machinery for consumer products companies, food processors and industrial products manufacturers.
================================================================================

The aggregate cost of these 1997 acquisitions, including all direct costs was approximately $258,443,000 of which $141,091,000 represents goodwill which is being amortized over a forty-year period. The $258,443,000 purchase price accounting cost can be reconciled to the $261,460,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

1998 Completed Acquisitions

Date        Type      Acquired Companies                         Location (Near)
================================================================================
1-Jan       Asset     Thermofluid International                    Arlington, TX

Custom designs and manufactures heat transfer equipment for the refrigeration industry.

5-Jan       Asset     Quartzdyne, Inc.                        Salt Lake City, UT

Manufactures highly specialized quartz pressure transducers used in oil/gas drilling.

8-Jan       Stock     Thompson Carmichael                      W. Midlands, U.K.
                      Holdings, Ltd.

Manufactures aluminum and stainless steel tank trailers and truck tanks.

10-Feb      Asset     Wiseco Piston Company, Inc.                     Mentor, OH

Designs and manufactures forged aluminum-alloy pistons found in racing cars, motorcycles, power boats and snowmobiles.

16-Apr      Stock     Nova Controls                               Santa Cruz, CA

Manufactures electronic dispensing systems used in commercial laundry and dishwashing applications.

21-Apr      Stock     Sonic Industries                              Torrence, CA

Produces high strength, structured fasteners for the aerospace industry.

30-Apr      Asset     Avtec Industries, Inc.                          Oswego, IL

Manufactures food service and kitchen ventilation equipment.

1-May       Asset     PDQ Manufacturing, Inc.                      Green Bay, WI

Manufactures "touchless" vehicle wash equipment.

30-Jun      Stock     Wilden Pump and                          Grand Terrace, CA
                      Engineering, Inc.

Manufactures air activated double diaphragm pumps.

30-Jun      Asset     Koolant Koolers                              Kalamazoo, MI

Manufactures industrial chillers.

30-Jun      Stock     Prox International, B.V.                       Netherlands

Distributes engine components.

30-Jun      Stock     Jag Industries, S.A.                         Paris, France

Produces automation components (grippers, tool changers, collision sensing compliance devices, slides and rotate units).

10-Dec      Stock     Ing. Mas                                Rosario, Argentina

Manufactures refrigeration systems, parallel racks and HVAC systems used in supermarkets and commercial and industrial buildings.

23-Dec      Stock     atg test services, GmbH                  Wertheim, Germany

Manufactures circuit board test equipment.
================================================================================

      The aggregate cost of these 1998 acquisitions, including all direct costs was approximately $557,183,000 of which $416,104,000 represents goodwill which is being amortized over a forty-year period. The $557,183,000 purchase price accounting cost can be reconciled to the $556,019,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

      In November 1998, the Company reached an agreement to sell Dover Elevator International Inc. to Thyssen Industrie, AG for $1,160,000,000. The amount received was recorded in the first quarter of 1999, and resulted in a net gain for the Company of $523,938,000, equal to $2.49 per share. The Dover Elevator International segment is accounted for as a discontinued operation, and accordingly, amounts in the financial statements and related notes for all periods shown reflect discontinued operations accounting. Summarized results of the discontinued business are shown separately as discontinued operations in the accompanying consolidated financial statements. The net assets of discontinued operations are primarily comprised of accounts receivable, inventory, fixed assets, net of liabilities. Effective June 1, 1997 the Company sold 100% of the stock of three small elevator installation and services companies located in Germany. Effective June 30, 1997 the Company sold all of the capital stock of its U.K. elevator company, Hammond & Champness, Ltd., thus completing the divestiture of the Company's European elevator operations. Operating results of the discontinued segment are as follows:

(in thousands except per share figures)
For the years ended December 31,                             1998           1997
================================================================================
Net sales                                                $899,015       $880,307
                                                         =======================
Earnings before income taxes                               82,246         92,391
Income taxes                                               29,798         35,307
                                                         -----------------------
Net earnings from
  discontinued operations                                  52,448         57,084
Gain on sale of discontinued
  businesses, net of taxes                                     --         23,433
                                                         -----------------------
Net earnings from
  discontinued segment                                   $ 52,448       $ 80,517
                                                         =======================
Net earnings per diluted common share:
    Discontinued operations                              $    .24       $    .25
    Gain on sale of discontinued
      businesses                                               --            .11
================================================================================

1999 Completed Acquisitions

Date        Type      Acquired Companies                         Location (Near)
================================================================================
8-Jan       Stock     EMA Industia e Comercio,                      Sao Jose dos
                      Ltda.                                       Campos, Brazil

Manufactures manual and pneumatic toggle clamps.

15-Jan      Stock     Van Dam Machine, B.V.               Amsterdam, Netherlands

Producer of multi-color dry offset printing presses, focused on the rigid plastic container market.

23-Jan      Stock     Alphasem Holding, A.G.                   Berg, Switzerland

Manufacturer of electronic assembly equipment.

19-Feb      Stock     Hydra-Tight, Ltd.                          W. Midlands, UK

Provider of bolt tensioning and pipeline coupling products and services tailored to the oil/gas and power generation industries.

4-Mar       Stock     Graphics Microsystems                        Sunnyvale, CA

Manufactures closed-loop color control systems and digital remote link control systems for web, sheet-fed and specialty printing presses.

10-Mar      Asset     TTI Testron Consolidated                    Woonsocket, RI

Manufacturer of test fixtures and interconnect devices for automated test equipment.

8-Apr       Stock     Richards Industries                           Rockwood, TN

Manufactures petroleum handling equipment and safety devices.

10-May      Stock     Somero Enterprises                            Houghton, MI

Producer of laser controlled concrete floor spreading equipment.

31-May      Asset     JE Piston                             Huntington Beach, CA

Manufactures the highest quality forged racing pistons.

1-Jul       Asset     Parts, Inc.                                   Piedmont, SC

Manufactures quality replacement parts and cylinders for the refuse equipment industry.

23-Jul      Asset     Advantage Lift Systems                       San Diego, CA

Manufactures surface lifts for heavy duty automotive applications, as well as other complimentary designs.

1-Aug       Stock     Lee Laser, Inc.                                Orlando, FL

Producer of solid state, high quality diode and lamp pumped lasers.

1-Sept      Stock     Forward Manufacturing                       Fort Worth, FL

Manufactures surface lifts for light duty automotive applications.

16-Sept     Stock     ARCOM, Inc.                                      Salem, NH

Manufactures transceivers used in high frequency millimeter-wave digital radios and millimeter-wave subsystems.

4-Oct       Stock     Crenlo, Inc.                                 Rochester, MN

Manufacturer of operator cabs for the construction machinery and agricultural equipment markets.

19-Nov      Asset     HAS, Inc.                                        Miami, FL

Specializes in the overhaul and repair of hydraulic and electromechanical aircraft components and has expanded into pneumatic and fuel systems.

30-Nov      Stock     Dp Manufacturing                                 Tulsa, OK

Manufactures hydraulically powered planetary gear winches ranging from 2,000 to 150,000 lbs. linepull.

3-Dec       Stock     Heil Asia                                Bangkok, Thailand

Manufactures liquid and dry bulk tank trailers and refuse collection vehicles.
================================================================================

      The aggregate cost of these 1999 acquisitions, including all direct costs was approximately $613,197,000 of which $437,515,000 represents goodwill which is being amortized over a forty-year period. The $613,197,000 purchase price accounting cost can be reconciled to the $599,171,000 "economic cost" amount shown elsewhere in this report by considering long-term debt assumed and cash acquired on date of acquisition.

      All of the above acquisitions have been accounted for by the purchase method of accounting. Accordingly, the accounts of the acquired companies, after adjustment to reflect fair market values assigned to assets and liabilities have been included in the consolidated financial statements from their respective dates of acquisitions.

      The following unaudited pro forma information presents the results of operations of the Company as if the 1999 acquisitions had taken place on January 1, 1998.

(in thousands except per share figures)
For the years ended December 31,                               1999         1998
================================================================================
Net sales from continuing operations:
  As reported                                            $4,446,420   $3,977,666
  Pro forma                                               4,643,767    4,449,494
Net earnings from continuing operations available
to common stockholders:
  As reported                                            $  405,054   $  326,397
  Pro forma                                                 410,261      341,775
Basic earnings per share from continuing operations:
  As reported                                            $     1.94   $     1.47
  Pro forma                                                    1.96         1.54
Diluted earnings per share from continuing operations:
  As reported                                            $     1.92   $     1.45
  Pro forma                                                    1.94         1.52
================================================================================

      These pro forma results of operations have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

      Effective March 27, the Company sold 100% of the stock of CoEv, Inc. In the first quarter the Company closed down it's Thermofluid operation. Effective July 30, the Company sold 100% of the stock of Pathway Bellows, Inc. Effective January 1, 2000, the Company sold 100% of the assets of Davenport Machine, Inc. As a result of these transactions, the Company recorded a $10.3 million gain before tax. The operating profits of these companies, separately or in aggregate, were not significant to the Company.

3. Inventories:

Summary by components at December 31, (in thousands)     1999               1998
================================================================================
Raw materials                                        $239,498           $220,467
Work in process                                       205,792            175,117
Finished goods                                        233,671            204,123
                                                     ---------------------------
Total                                                 678,961            599,707
Less LIFO reserve                                      39,582             40,440
                                                     ---------------------------
                                                     $639,379           $559,267
================================================================================

At December 31, 1999, domestic inventories determined by the LIFO inventory method amounted to $165,092,000 ($160,705,000 at December 31, 1998).

      During each of the years in the two year period ended December 31, 1999, some inventory quantities were reduced. This reduction resulted in a liquidation of certain LIFO inventory quantities carried at lower costs prevailing in prior years as compared with costs at December 31 of each year. The effect of these liquidations increased net earnings by less than 1 cent per share in both 1999 and 1998.

4. Bank Line of Credit:

The Company has open bank lines of credit and other bank credit agreements totaling $470,000,000, which support its issuance of commercial paper. These lines are in amounts requested by the Company and not the maximum that could be obtained.

5. Debt:

A summary of long-term debt at December 31,
(in thousands)                                                 1999         1998
================================================================================
6.45% Notes due Nov. 15, 2005
  (less unamortized discount of $345)
  with an effective interest rate of 6.51%                 $249,655     $249,613
6.25% Notes due June 1, 2008
  (less unamortized discount of $91)
  with an effective interest rate of 6.26%                  149,909      149,901
6.65% Debentures due June 1, 2028
  (less unamortized discount of $876)
  with an effective interest rate of 6.68%                  199,133      199,124
Other                                                        10,591       17,512
                                                           ---------------------
Total long-term debt                                        609,288      616,150
Less current installments                                     1,263        6,060
                                                           ---------------------
Long-term debt excluding current installments              $608,025     $610,090
================================================================================

Annual repayments of long-term debt in the four years following 2000 are scheduled as follows: 2001-$2,950,000, 2002-$1,947,000, 2003-$1,343,000, and
2004-$704,000.

      The notes payable shown on the balance sheets for 1999 and 1998 represent principally commercial paper. The weighted average interest rates at December 31, 1999 and 1998 were 5.3% and 5.5% respectively.

6. Capital Stock, Additional Paid-in Capital and Treasury Stock:

The Board of Directors has been authorized to issue preferred stock, in one or more series up to 100,000 shares, with such designations, preferences and relative rights and limitations as may be stated in the resolution relating to each issue.

                                                               Treasury Stock
                         Common Stock        Additional    ---------------------
(in thousands)           $1 Par Value   Paid-in Capital      Shares       Amount
================================================================================
Balance at
  December 31, 1997          $234,507          $    658      11,912     $202,812
Stock options exercised         1,053            17,624          86*       2,746
Treasury stock purchased           --                --       3,166      103,558
Stock issued                       11               348          --           --
                             --------          --------    --------     --------
Balance at
  December 31, 1998          $235,571          $ 18,630      15,164     $309,116
Stock options exercised           590            11,701          52*       1,760
Treasury stock purchased           --                --      18,402      669,910
Stock issued                       85             2,729          --           --
                             --------          --------    --------     --------
Balance at
  December 31, 1999          $236,246          $ 33,060      33,618     $980,786
================================================================================

* Shares received as consideration for exercise price.

      During 1987 the Board of Directors adopted a Stockholders' Rights Plan that is designed to protect stockholders from attempts to acquire control of the Company at an inadequate price. On November 7, 1996, the Board of Directors amended the original Plan by changing some of its features and extending the Plan to November 2006.

7. Stock Option and Performance Incentive Program
(Adjusted for stock splits):

On April 24, 1984, the stockholders approved an incentive stock option plan and cash performance program under which a maximum aggregate of 19 million shares was reserved for grants to key personnel until January 30, 1994. This plan expired on January 30, 1995, but certain previous grants remain outstanding at December 31, 1999.

      On April 25, 1995, the stockholders approved an incentive stock option plan and a cash performance program to replace the expired 1984 plan and program. Under the new plan a maximum aggregate of 20 million shares was reserved for grants to key personnel until January 30, 2005. The option price may not be less than the fair market value of the stock at the time the options are granted. The period during which these options are exercisable is fixed by the Company's Compensation Committee at the time of grant, but is not to exceed ten years.

      Transactions in stock options (all of which are non-qualified and vest three years after grant) under this plan are summarized as follows:

                                           Shares Under Option       Price Range
================================================================================
Outstanding at January 1, 1998                       5,504,653    $7.43 - $24.72
  Granted                                              932,108    $        35.00
  Exercised                                         (1,052,721)   $7.43 - $14.88
  Canceled                                            (221,056)   $7.43 - $35.00
                                                    ----------------------------
Outstanding at December 31, 1998                     5,162,984    $7.43 - $35.00
                                                    ============================

Exercisable at December 31, 1998
  through February 2, 2005                           2,566,723    $7.43 - $14.88
                                                    ============================

Outstanding at January 1, 1999                       5,162,984    $7.43 - $35.00
  Granted                                            1,312,207    $        31.00
  Exercised                                           (590,272)   $7.43 - $23.53
  Canceled                                            (161,434)   $8.67 - $35.00
                                                    ----------------------------
Outstanding at December 31, 1999                     5,723,485    $8.67 - $35.00
================================================================================

Exercisable at December 31, 1999 through:
  February 28, 2000                                    109,890    $         8.67
  February 28, 2001                                    170,586    $         9.62
  March 6, 2002                                        286,016    $         9.67
  March 4, 2003                                        266,959    $        11.43
  February 27, 2004                                    349,800    $        14.88
  February 2, 2005                                     871,096    $        14.22
  February 4, 2006                                     721,530    $        23.53
                                                    ----------------------------
Total                                                2,775,877    $8.67 - $23.53
================================================================================

      The Company applies APB Opinion 25 and related Interpretations in accounting for stock options; accordingly, no compensation cost has been recognized. Had compensation cost been determined based upon the fair value of the stock options at grant date consistent with the method in SFAS Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

(in thousands except per share figures)
For the years ended December 31,                1999          1998          1997
================================================================================
Net earnings from continuing
  operations available to
  common stockholders:
    As reported                             $405,054      $326,397      $324,914
    Pro forma                                393,783       322,746       318,527
Basic earnings per share from
  continuing operations:
    As reported                             $   1.94      $   1.47      $   1.46
    Pro forma                                   1.88          1.45          1.43
Diluted earnings per share from
  continuing operations:
    As reported                             $   1.92      $   1.45      $   1.43
    Pro forma                                   1.87          1.44          1.40
================================================================================

      The fair value of each option grant was estimated on the date of grant using a Black-Scholes option-pricing model with the following assumptions for 1999, 1998 and 1997, respectively: risk-free interest rates of 4.97, 5.57 and
6.06 percent; dividend yield of 1.15, 1.16, and 1.10 percent; expected lives of 6 years for each year; and volatility of 22.20, 22.45, and 17.1 percent.

8. Earnings per Share:

The computations of basic and diluted earnings per share from continuing operations for each year were as follows:

(in thousands except per share figures)         1999          1998          1997
================================================================================
Numerator:
Net earnings from continuing
  operations available to
  common stockholders:                      $405,054      $326,397      $324,914
                                            ====================================
Denominator:
Basic weighted average shares                209,063       222,793       223,181
                                            ------------------------------------
Effect of diluted securities:
Employee stock options                         1,616         1,593         3,634
                                            ------------------------------------
Denominator:
Diluted weighted average shares              210,679       224,386       226,815
                                            ====================================
Basic earnings per share from
  continuing operations                     $   1.94      $   1.47      $   1.46
                                            ------------------------------------
Diluted earnings per share from
  continuing operations                     $   1.92      $   1.45      $   1.43
================================================================================

      There were no anti-dilutive stock options in 1999 or 1997 because the average market price was greater than the options' exercise price. In 1998 704,000 options were anti-dilutive and were excluded from the 1998 calculation of diluted weighted average shares. The diluted EPS computation was made using the treasury stock method.

9. Taxes on Income:

Total income taxes for the years ended December 31, 1999, 1998 and 1997 were allocated as follows:

(in thousands)                                 1999          1998          1997
================================================================================
Income from continuing operations         $ 209,950     $ 162,249     $ 167,360
Income from discontinued
  operations                                     --        29,798        35,307
Gain on sale of
  discontinued business                     372,395            --         8,738
Stockholders' equity, for
  compensation expense for tax
  purposes in excess of amounts
  recognized for financial
  reporting purposes                         (4,771)       (8,101)       (4,999)
                                          -------------------------------------
                                          $ 577,574     $ 183,946     $ 206,406
================================================================================

      Income tax expense (benefit) is made up of the following components:

(in thousands)                                 1999          1998          1997
================================================================================
Current:
  U.S. Federal                            $ 170,801     $ 107,257     $ 131,294
  State and local                             9,544         8,864         8,425
  Foreign                                    55,200        45,916        43,773
                                          -------------------------------------
Total current                               235,545       162,037       183,492
                                          -------------------------------------
Deferred
  U.S. Federal                              (22,547)        4,804       (14,412)
  State and local                              (603)         (296)          421
  Foreign                                    (2,445)       (4,296)       (2,141)
                                          -------------------------------------
Total deferred                              (25,595)          212       (16,132)
                                          -------------------------------------
Total expense                             $ 209,950     $ 162,249     $ 167,360
================================================================================

      Income taxes have been based on the following components of earnings before taxes on continuing income:

(in thousands)                                 1999          1998          1997
================================================================================
Domestic                                  $ 474,667     $ 383,819     $ 393,674
Foreign                                     140,337       104,827        98,600
                                          -------------------------------------
                                          $ 615,004     $ 488,646     $ 492,274
================================================================================

      The reasons for the difference between the effective rate and the U.S. Federal income statutory rate of 35% follow:

                                               1999          1998          1997
================================================================================
U.S. Federal income tax rate                   35.0%         35.0%         35.0%
State and local taxes, net of Federal
  income tax benefit                            0.9           1.1           1.2
R&E tax credits                                (1.2)         (1.2)         (0.9)
FSC benefit                                    (2.4)         (2.8)         (2.7)
Foreign tax credits                            (0.2)         (1.4)         (2.2)
Foreign operation tax effect                    0.6           1.0           1.5
Non-tax deductible items                        1.4           1.4           1.8
Miscellaneous items                              --           0.1           0.3
                                          --------------------------------------
  Effective rate                               34.1%         33.2%         34.0%
================================================================================

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 of each year are:

(in thousands)                                                1999         1998
================================================================================
Deferred Tax Assets:
Accrued insurance                                        $  11,516    $   8,903
Accrued compensation, principally
  postretirement benefits, and
  compensated absences                                      37,059       31,999
Accrued expenses, principally for reserves,
  interest and warranty                                      9,005        9,216
Inventories, principally due to reserves for financial
  reporting purposes and capitalization for tax
  purposes                                                  17,468       13,335
Accounts receivable, principally due to allowance
  for doubtful accounts                                      5,828        5,541
Other                                                          578          306
                                                         -----------------------
Total gross deferred tax assets                             81,454       69,300
                                                         -----------------------
Deferred Tax Liabilities:
Accounts receivable, principally due to
  accrual acceptance on contracts                          (18,938)     (21,691)
Plant and equipment, principally due to
  differences in depreciation                              (12,473)     (20,639)
Intangible assets, principally due to different tax
  and financial reporting bases and
  amortization lives                                       (62,032)     (58,448)
Prepaid expenses, principally due to
  overfunded pension plans                                 (18,433)     (17,228)
                                                         -----------------------
Total gross deferred tax liabilities                      (111,876)    (118,006)
                                                         -----------------------
Net deferred tax liability                                 (30,422)     (48,706)
                                                         ----------------------
Net current deferred tax asset                              11,639        1,490
                                                         -----------------------
Net non-current deferred tax liability                   $ (42,061)   $ (50,196)
================================================================================

10. Rental and Lease Information:

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense, net of insignificant sublease rental income, on all operating leases was $32,796,000, $22,648,000, and $16,556,000 for 1999, 1998, and 1997, respectively. Contingent rentals under the operating leases were not significant.

      Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregate $108 million as of December 31, 1999 and are payable as follows (in millions): 2000-$24; 2001-$19; 2002-$14; 2003-$10; 2004-$7 and after 2005-$34.

11. Commitments and Contingent Liabilities:

Several of the Company's subsidiaries are involved in legal proceedings relating to the cleanup of waste disposal sites identified under Federal and State statutes which provide for the allocation of such costs among "potentially responsible parties." In each instance the extent of the Company's liability appears to be small in relation to the total projected expenditures and the number of other "potentially responsible parties" involved and is anticipated to be immaterial to the Company. In addition, several of the Company's subsidiaries are involved in ongoing remedial activities at certain plant sites, in cooperation with regulatory agencies, and appropriate reserves have been established.

      The Company and certain of its subsidiaries are also parties to a number of other legal proceedings incidental to their businesses. Management and legal counsel periodically review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred, the availability and extent of insurance coverage and established reserves. While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, based on these reviews, the disposition of the lawsuits and the other matters mentioned above will not have a material effect on financial position, results of operations or cash flows.

      The Company has certain commitments with regard to its long-term notes and debentures. The ratio of consolidated EBIT to consolidated interest, measured for any four consecutive quarters, must not be less than 4 to 1. The Company's current ratio of EBIT to consolidated interest is 12.5. The Company was in compliance with certain restrictions on liens, guarantees and subsidiary debt at December 31, 1999.

12. Operating Return on Operating Investment (Unaudited):

When companies are acquired, the Company's purchase price generally exceeds the book value of the acquired company. Increases in the book value of the assets, including goodwill, arising in such instances, are assigned to the business segments in which acquired companies are included. Similarly, the amortization of these increased asset values is charged against the income of that business segment.

      These asset values and charges to income are also reflected in the computation of the Company's net income and return on equity. However, to monitor the progress of business operations on a continuous basis and in relation to industry norms, the Company does not include these asset values or amortizable cost in the calculation of "After-tax Operating Return on Investment" as shown in the unaudited charts on pages 2, 9, 13, 15, and 19. Additionally, the "Investment" figure reflected in these charts is reduced by applicable current liabilities for accounts payable and accrued expenses and for certain deferred taxes.

13. Disclosures About the Fair Value of Financial Instruments:

The Company reports that the carrying amount of cash and cash equivalents, trade receivables, accounts payable, notes payable and accrued expenses approximates fair value due to the short maturity of these instruments. In addition, the Company believes the long-term debt approximates fair value because present long-term interest rates approximate the Company's actual interest rates.

14. Employee Benefit Plans:

The Company has many defined benefit and defined contribution pension plans covering substantially all employees of the Company and its domestic and foreign subsidiaries. Plan benefits are generally based on years of service and employee compensation. The Company's funding policy is consistent with the funding requirements of ERISA and applicable foreign law.

      The financial statements and related disclosures reflect Statement of Financial Accounting Standards No. 132 "Employers' Disclosure About Pensions and Other Postretirement Benefits," No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 87 "Employers' Accounting for Pensions," for U.S. defined benefit pension plans; foreign defined benefit pension plans are not considered material.

                                                      Pension Benefits                   Others Benefits
                                            ---------------------------------   --------------------------------
(in thousands)                                  1999        1998        1997        1999        1998        1997
================================================================================================================
Components of net periodic expense
   Expected return on plan assets           $ 21,455    $ 20,522    $ 18,715    $     --    $     --    $     --
   Benefits earned during year                (6,059)     (5,829)     (5,637)       (572)       (521)       (513)
   Interest accrued on benefit obligation    (11,791)    (12,113)    (11,293)     (1,559)     (1,575)     (1,588)
   Amortization:
     Prior service cost                         (766)       (761)       (426)         11           7          --
     Actuarial gains (losses)                   (169)      4,256       1,230          77          82          96
     Transition                                1,257       1,268       1,268          --          --          --
   Settlement and curtailment gain (loss)        122         (65)         --          --          --         144
                                            --------------------------------------------------------------------
   Net periodic (expense) credit            $  4,049    $  7,278    $  3,857    $ (2,043)   $ (2,007)   $ (1,861)
================================================================================================================

The funded status and resulting prepaid pension cost of U.S. defined benefit plans for the years ended December 31, 1999 and 1998 were as follows:

                                                    Pension Benefits          Others Benefits
                                                 -----------------------   ----------------------
(in thousands)                                        1999         1998         1999         1998
=================================================================================================
Change in benefit obligation
Benefit obligation at beginning of year          $ 176,068    $ 165,573    $  24,221    $  26,934
   Benefits earned during the year                   6,059        5,829          572          521
   Interest cost                                    11,791       12,113        1,559        1,575
   Amendments                                          235        3,655           (6)          (7)
   Actuarial loss (gain)                            (2,373)       7,402         (403)      (2,816)
   Settlement and curtailments                      (1,904)         (65)          --           --
   Benefits paid                                   (11,406)     (18,439)      (2,117)      (1,986)
                                                 ------------------------------------------------
Benefits obligation at end of year                 178,470      176,068       23,826       24,221
                                                 ------------------------------------------------
Change in plan assets
Fair value of plan assets at beginning of year     229,930      247,310           --           --
   Actual return on plan assets                     39,351          914           --           --
   Company contributions                             1,139           --        2,117        1,986
   Settlements paid                                 (2,114)         145           --           --
   Benefits paid                                   (11,406)     (18,439)      (2,117)      (1,986)
                                                 ------------------------------------------------
Fair value of plan assets at end of year           256,900      229,930           --           --
                                                 ------------------------------------------------
Funded status                                       78,430       53,862      (23,826)     (24,221)
   Unrecognized actuarial (gain)                   (25,405)      (4,767)      (2,847)      (2,479)
   Unrecognized prior service cost                   5,902        5,796          (38)        (281)
   Unrecognized transition (gain)                   (8,368)      (9,473)          --           --
                                                 ------------------------------------------------
Prepaid (accrued) benefit cost                   $  50,559    $  45,418    $ (26,711)   $ (26,981)
=================================================================================================

      The assumptions used in determining the above were as follows: a weighted average discount rate of 7% (6.5% in 1998), an average wage increase of 5% (4% in 1998) and an expected long-term rate of return on plan assets of 10%.

      Approximately 91% (77% in 1998) of defined benefit plan assets were invested in equity securities with the remainder in fixed income and short term investments.

      The Company also provides, through nonqualified plans, supplemental pension payments in excess of qualified plan limits imposed by Federal tax law. These plans cover officers and certain key employees and serve to restore the combined pension amount to original benefit levels. The plans are unfunded apart from the general assets of the Company. The pension benefit obligation and pension expense under these plans follow:

(in thousands)                                 1999          1998          1997
================================================================================
Pension benefit obligation                $  17,483     $  17,248     $  17,819
Pension expense                               6,875         3,992         3,495
================================================================================

      Pension cost for all world wide defined contribution and benefit plans was $25,987,000 for 1999, $18,806,000 for 1998 and $20,026,000 for 1997.

      For postretirement benefit measurement purposes a 5% to 11% annual rate of increase in the per capita cost covered benefit (i.e., health care cost trend rates) was assumed for 2000; the rates were assumed to decrease gradually to 5% by the year 2010 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount reported. For example, increasing (decreasing) the assumed health care cost trend rates by one percentage point in each year would increase (decrease) the accumulated post-retirement benefit obligation as of December 31, 1999 by $1,578,000 ($1,141,000) and the net postretirement benefit cost for 1999 by approximately $194,000 ($135,000).

15. Information about the Company's Operations in Different Geographic Areas:

In June 1997 the FASB issued Statements of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information," effective in 1998. The segment information on page 20 and the following information is disclosed as required by the statement:

                                              Revenues(1)                 Long-lived assets(2)
                                 ------------------------------------   -----------------------
For the years ended December 31,       1999         1998         1997         1999         1998
===============================================================================================
United States                    $2,709,534   $2,497,770   $2,250,326   $1,969,553   $1,695,336
Europe                              862,156      749,824      692,351      522,302      365,690
Other Americas                      394,599      357,719      319,111       21,044       11,657
Total Asia                          396,750      295,744      332,431        7,162        4,868
Rest of the World                    83,381       76,609       75,349          317          318
                                 --------------------------------------------------------------
                                 $4,446,420   $3,977,666   $3,669,568   $2,520,378   $2,077,869
                                 --------------------------------------------------------------
U.S. Exports                     $  927,742   $  840,021   $  867,362
===============================================================================================

(1)   Revenues are attributed to countries based on location of customer.
(2) Long-lived assets are comprised of net property, plant and equipment; intangible assets, net of amortization; other intangible assets; and other assets and deferred charges.

Dover Corporation and Subsidiaries

Independent Accountants' Report

To the Board of Directors and
Shareholders of Dover Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, accumulated comprehensive earnings, retained earnings and cash flows present fairly, in all material respects, the financial position of Dover Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                                  /s/ PricewaterhouseCoopers LLP

New York, New York
February 4, 2000

================================================================================

Dover Corporation and Subsidiaries

Quarterly Data

(unaudited) (in thousands except per share figures)

                                                                                                 Common Stock
                                                                                       Cash Dividends and Market Prices
                                                          Per Share Continuing(2)      --------------------------------
                Net          Gross            Net     -----------------------------     Market Prices(1)      Dividends
Quarter       Sales(2)      Profit(2)    Earnings(2)          Basic         Diluted       High     Low        Per Share
=======================================================================================================================
1999
First    $  969,755     $  342,873     $   69,220     $         .32   $         .32     $37.69   $29.31           $.105
Second    1,077,850        390,145         93,310               .44             .44      40.88    32.00            .105
Third     1,150,531        415,967        121,535               .58             .58      42.88    36.13            .115
Fourth    1,248,284        459,475        120,989               .60             .58      47.94    37.25            .115
         ----------     ----------     ----------     -------------   -------------                               -----
         $4,446,420     $1,608,460     $  405,054     $        1.94   $        1.92                               $.44
         ==========     ==========     ==========     =============   =============                               =====
1998
First    $  930,496     $  332,124     $   73,843     $         .33   $         .33     $39.69   $32.50           $.095
Second    1,009,772        358,915         84,708               .38             .38      39.94    33.25            .095
Third     1,018,532        369,061         85,781               .39             .38      35.31    25.50            .105
Fourth    1,018,866        366,185         82,065               .37             .36      36.94    26.88            .105
         ----------     ----------     ----------     -------------   -------------                               -----
         $3,977,666     $1,426,285     $  326,397     $        1.47   $        1.45                               $.40
===================================================================================     ===============================

(1)   As reported in the Wall Street Journal
(2) Represents results from continuing operations; excludes disposition of Dover Elevator International market segment (see note 2).

Dover Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources:

Despite the record amount spent during 1999 on the Company's acquisition program, $599.2 million, liquidity measures decreased only slightly when compared to 1998 and the Company continues to be in excellent financial condition.

      The Company's current ratio decreased to 1.21 at December 31, 1999, compared with 1.32 at December 31, 1998. The quick ratio (current assets net of inventories, divided by current liabilities) decreased slightly to .73 at December 31, 1999, compared with .75 at December 31, 1998.

      At December 31, 1999, the Company had bank lines of $470.0 million, which support its commercial paper. Additional bank lines of credit are available at the Company's request. The Company's commercial paper is rated A-1 by Standard & Poors and F-1 by Fitch Investor Services.

      In January 1999 the Company received $1.16 billion from the sale of its Dover Elevator International segment. The proceeds were used primarily to retire short-term debt, fund acquisitions and stock repurchases. The net debt (notes payable plus long-term debt and current maturities of long-term debt less cash and equivalents and marketable securities) to total capital ratio decreased to 27.4% ($767.9 million) at December 31, 1999, compared with 33.1% ($946.9 million) at December 31, 1998. Long-term debt maturities for the four years 2000 to 2003 aggregate $7.5 million. Management is not aware of any potential impairment to the Company's liquidity.

      During 1999 the entire capital expenditure program ($130 million) was financed internally as it is expected to be in 2000, when the Company plans capital spending of $194 million.

      The Company had an unrecognized actuarial gain of $25.4 million at December 31, 1999 resulting from favorable stock market returns on assets net of actuarial gains and losses on pension benefit obligation of its defined benefit plans. These gains may be amortized over future periods and are not expected to have a material effect on the Company or any of its segments.

      As indicated by the Consolidated Statement of Cash Flows (page 23), net cash from operating activities decreased to $461.3 million in 1999 from $488.1 million in 1998. This decrease was driven by increased accounts receivable as sales increased more rapidly in the second half.

      Net cash used in investment activities aggregated $1,334.3 million in 1999 compared with $753.3 million in 1998. Major differences from year to year included increased acquisitions and stock repurchases.

      Net cash used in financing activities was $226.6 million in 1999 compared with net cash from financing activities of $268.0 in 1998. The principal difference was a decrease of $147.1 million in long-term debt and notes payable in 1999 compared to an increase of $338.2 million in 1998, a swing of $485.3 million.

      At December 31, 1999, the Company's net property, plant, and equipment amounted to $646.5 million compared with $572.0 million at the end of the preceding year. Intangible assets, net of amortization increased by $374.6 million during 1999 as a result of goodwill arising from acquisitions.

      The aggregate of current and deferred income tax liabilities increased from $50.5 million at the beginning of the year to $431.3 million at year end. This increase resulted primarily from income tax due in 2000 on the sale of the Dover Elevator International segment.

      Retained earnings increased from $1.993 billion at the beginning of 1999 to $2.830 billion at December 31, 1999. The $837 million increase results from 1999 net earnings of $929 million, less cash dividends which aggregated $92 million. Stockholders' equity increased from $1.911 billion to $2.039 billion. The $128 million increase results mainly from the $837 million increase in retained earnings offset by $627 million of stock repurchases.

Results of Operations 1999:

Results of operations are explained in detail in the stockholders' letter and operations review, pages 2 through 19.

Year 2000:

The Company has experienced no substantive, let alone material Year 2000 problems to date. In the unlikely event that subsequent Year 2000 problems were to occur the Company believes the contingency plans developed and completed in 1998 and 1999 would still be applicable. The Company believes any such problems that might become evident will not be material to the Company.

      During 1999 and 1998 the Company spent approximately $29 million and $27 million, respectively, on computer equipment, software, and non-employee consultants. Most of these expenditures were for new systems and improved functionality, but an undetermined amount also served to meet Year 2000 compliance needs. The Company does not separately track the internal cost incurred for the Y2K project.

      The above statement and similar statements, including estimated future costs, timetables, contingency plans and remediation plans, and statements containing the words "believes," "intends," "anticipates" and "expects" and words of similar import, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934.

      This "Year 2000 Plan" constitutes a "Year 2000 Readiness Disclosure" within the meaning of the "Year 2000 Information and Readiness Disclosure Act."

1998 Compared With 1997:

During 1998 the Company raised $350 million in new long-term debt, repurchased
3.3 million Dover shares, raised dividends for the 38th consecutive year, and invested $126 million in new capital equipment. The combined investment in capital equipment, acquisitions and stock repurchases set a record by a wide margin at $788 million. The comparable number in 1997 was $470 million.

      Stand-alone acquisitions in 1998 -- those companies which report directly to one of our independent subsidiary CEOs -- included Wilden Pump (Resources), an inventor of the air-operated double-diaphragm pump, Quartzdyne (Resources), the manufacturer of quartz-based pressure transducers used primarily in gas and oil drilling, Wiseco (Diversified), producer of high-performance pistons used in racing engines for autos, motorcycles, boats and snowmobiles and PDQ (Industries), manufacturer of touchless car washing equipment.

      The 10 add-on companies ranged in size from $3 million to $30 million in sales, and accounted for $119 million of our total acquisition investment. Since the Company began its more aggressive approach to add-on acquisitions in 1994, it has completed 48 add-ons, representing an expenditure of $593 million.

Dover Technologies

The decline in 1998 profits (and the even sharper decline in operational profits) does not represent anything other than the periodic, unpredictable cycles of capital spending within the electronic equipment industry. Operational margins in this area of its business remained in double digits in a year in which many electronics capital equipment producers struggled to survive. In circuit board assembly and test equipment, earnings were off over 40% from the 1997 record year.

      Imaje slightly exceeded the sales and profit records it set in 1997, despite the expected decline in Asian industrial markets, where Imaje is a particularly strong factor. This decline was offset by double-digit sales growth in Europe and in the Americas. Technologies' electronic components companies recorded a modest overall sales increase, though earnings were down 22% from 1997.

      Dover Technologies' companies have continued to invest heavily so as to remain at the leading edge of product technology, while cutting back in other areas to reflect the reality of current volume. When one invests in a cyclical market, one needs managers who can sort out priorities and respond appropriately throughout the cycle. It helps, of course, to pick an industry where the secular growth is solidly double-digit, as has been our experience in the electronic circuit assembly/test area. Universal Instruments' 1997 profits, for example were 10 times the level of 1979, when Dover bought the company. Last year, at the bottom of the market cycle, they were "only" five times the 1979 level, but more than double the previous market bottom.

Dover Industries

Dover Industries Increased its profits 20%, primarily as a result of internal growth at the majority of its businesses, notably Tipper Tie, Heil Trailer Heil Environmental, Marathon and DovaTech. This strong growth made Dover Industries our largest profit producer in 1998. Eight companies in the segment earned more than $12 million in 1998, with no single business earning as much as $30 million, reflecting Dover Industries' overall balance and the strong positions of its individual companies. The operational margins for the 12 Industries companies reached a record level of 17%, with nine companies earning more than 15%.

      Heil Trailer achieved the distinction of being the largest single contributor in Dover Industries. Five years after Dover's acquisition of Heil, its two businesses -- Heil Trailer and Heil Environmental -- have more than doubled earnings to over $50 million in 1998 on sales of approximately $350 million. Stronger markets, sharp focus on a few product areas, $36 million of capital investment, and eight small add-on acquisitions contributed to this success.

      The three companies producing automotive service equipment -- Rotary Lift (auto lifts), Chief Automotive (frame-measuring and straightening systems), and PDQ (touchless car washing equipment) -- all had strong years in more difficult markets, and contributed about 20% of Industries' operational profits.

Dover Diversified

This segment combined growth by acquisition with internal profit improvement to achieve Dover's highest percentage gain in earnings. Segment profits were up 25%. Several years of struggle by new managers in new facilities to integrate three formerly competitive businesses resulted in a resounding success for Hill Phoenix in 1998. Sales reached record levels, market share improved and profits gained more than 50%. The profit improvement program at A-C Compressor, and its successful acquisition expansion in the U.S. aftermarket, allowed this company as well to increase its earnings more than 50%. The market for Belvac's can-making equipment contracted further. Weak demand experienced by many soft drink and beer companies, particularly in developing markets, led can-makers to delay planned capital spending projects. Belvac ended the year with a very low backlog, and aftermarket business.

      Profits on Sargent's submarine valve business declined as the result of delayed placement of orders for the Navy's next nuclear submarine. However, the addition of Sonic Industries, a leading manufacturer of specialty fasteners for commercial aircraft, more than offset this decline, allowing Sargent's overall profits to rise sharply.

      Tranter, Waukesha and Mark Andy all continued their growth, with Tranter and Waukesha setting new earnings records. Tranter maintained its position as Diversified's largest earner (and Dover's third largest) as it restructured its organization to worldwide product line responsibilities from the previous geographical focus.

Dover Resources

Dover Resources, had a very mixed year, with excellent profit gains in some areas almost offset by unavoidable declines in others. Profits from the Norris companies dropped $12 million. Market demand for their products -- most of them used for the artificial lift of hydrocarbon fluids -- has always been sensitive to oil price levels.

      Most other Resources companies, however, achieved earnings gains, led by near doubling of profits at Ronningen-Petter and by substantial growth at OPW Fueling Components and Duncan Industries. De-Sta-Co Industries (DSI) and Blackmer, also had strong years on sales that topped $190 million. DSI experienced some weakness in automotive demand for its automation devices and Blackmer encountered soft markets for its petroleum and propane product lines. Both companies had offsetting gains in other product areas and continued their programs of small add-on acquisitions that broaden their product/market range.

      Wilden and Quartzdyne, both acquired in the first half of the year, turned in good financial results and strengthened their niche market leadership positions. Acquisitions added $8 million to reported segment profits, which, combined with the other companies' increases and declines, allowed Resources to achieve a 10% overall profit gain.

Dover Corporation and Subsidiaries

Directors and Officers

BOARD OF DIRECTORS

David H. Benson+
Non-Executive Director,
Kleinwort-Benson Group, Plc.

Jean-Pierre M. Ergas*(N)
Chairman and Chief Executive Officer,
BWAY Corporation

Roderick J. Fleming+
Chairman,
Robert Fleming Holdings, Limited

Kristiane C. Grahamn(N)
Private Investor

James L. Koley+*
Chairman, Koley,
Jessen, Daubman
& Rupiper, P.C.

Richard K. Lochridgen(N)
President,
Lochridge & Company, Inc.

John F. McNiff

Thomas L. Reece*

Gary L. Roubos+*
Director of various
corporations and former
Dover Chief Executive Officer

John E. Pomeroy

Michael B. Stubbs
Private Investor

OFFICERS

Thomas L. Reece
Chairman, President, and
Chief Executive Officer

John F. McNiff
Vice President, Finance

Robert G. Kuhbach
Vice President,
General Counsel
and Secretary

Robert A. Tyre
Vice President,
Corporate Development

George F. Meserole
Vice President, Controller

Charles R. Goulding
Vice President, Taxes

DOVER TECHNOLOGIES INTERNATIONAL, INC:
John E. Pomeroy
President and Chief
Executive Officer

DOVER
INDUSTRIES, INC:
Lewis E. Burns
President and Chief
Executive Officer

DOVER
DIVERSIFIED, INC:
Jerry W. Yochum
President and Chief
Executive Officer

DOVER
RESOURCES, INC:
Rudolf J. Herrmann
President and Chief
Executive Officer

STOCKHOLDER INFORMATION

TRANSFER AGENT/REGISTRAR:
Harris Trust & Savings Bank
Chicago, Illinois

Requests concerning stockholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099 are most efficiently answered by corresponding directly with Harris Trust at the following address:

HARRIS TRUST & SAVINGS BANK
311 West Monroe Street
Post Office Box A3504
Chicago, Illinois 60690
(312) 360-5197

Dover common stock is listed on the New York Stock Exchange with symbol DOV. The common stock is also listed on The London Stock Exchange.

INDEPENDENT ACCOUNTANTS:

PRICEWATERHOUSECOOPERS LLP
New York, New York

EXECUTIVE OFFICES:

Dover Corporation
280 Park Avenue
New York, New York 10017-1292
(212) 922-1640
Internet: www.dovercorporation.com

* Members of Executive Committee
+ Members of Audit Committee
N Members of Compensation Committee

Dover Corporation and Subsidiaries

11-Year Consolidated Summary of
Selected Financial Data for Continuing Operations(1)

(dollars and shares in thousands except per share figures)         1999             1998          1997          1996
========================================================================================================================
Summary of Operations(1)
  Net sales                                                  $4,446,420        3,977,666     3,669,568     3,215,573
  Cost of sales                                               2,837,960        2,551,381     2,342,268     2,076,921
  Selling and administrative expenses                           973,049          894,325       807,793       686,101
  Interest expense                                               53,401           60,746        46,163        41,663
  Other income, net                                              32,994           17,432        18,930        91,221
  Earnings before taxes                                         615,004          488,646       492,274       502,109
  Income taxes                                                  209,950          162,249       167,360       165,590
                                                             -----------------------------------------------------------
  Net earnings                                               $  405,054          326,397       324,914       336,519
  % of sales                                                        9.1%             8.2%          8.9%         10.5%
  Return on average equity                                         21.7%(2)         20.5%         23.2%         24.7%(2)
  Net earnings per diluted common share                      $     1.90(2)          1.45          1.43          1.24(2)
  EBITACQ per diluted common share(3)                        $     3.44(2)          2.71          2.70          2.16(2)
  Dividends per common share                                 $      .44              .40           .36           .32
                                                             -----------------------------------------------------------
  Book value per common share                                $    10.06             7.56          6.84          5.71
  Depreciation and amortization                              $  183,244          167,687       155,204       110,484
  Capital expenditures                                       $  130,112          125,730       122,082       113,679
  Acquisitions                                               $  599,171          556,019       261,460       281,711
  Cash flow(4)                                               $  588,298          494,084       480,118       447,003
  Weighted average number of diluted common
   shares outstanding                                           210,679          224,386       226,815       230,518
  Number of employees                                            26,584           23,314        21,814        19,213
                                                             -----------------------------------------------------------
Financial position at December 31
  Working capital                                            $  276,697          314,777       292,195       237,429
  Net property, plant and equipment                          $  646,475          571,963       522,344       454,144
  Total assets                                               $4,131,940        3,382,393     2,898,971     2,602,841
  Long-term debt                                             $  608,025          610,090       262,630       252,955
  Common stockholders' equity                                $2,038,756        1,910,884     1,703,584     1,489,703
  Common shares outstanding                                     202,629          220,407       222,596       225,060
  Closing common stock price per share                       $    45.38            36.63         36.13         25.50
                                                             -----------------------------------------------------------
Net earnings per diluted common share(5)                     $     4.41             1.69          1.79          1.69
========================================================================================================================

(1) Represents results from continuing operation; excludes disposition of Dover Elevator International market segment. See Notes to Consolidated Financial Statements, Note 2.
(2) 1999 and 1996 "Return on Average Equity" and earnings per common share excludes gain from sale of businesses which amounted to 2 and 22 cents per share respectively.
(3) Earnings before taxes, net interest and acquisition write-offs from continuing operations per weighted average diluted common share.



DOVER RETURN ON AVERAGE EQUITY
(%)

[BAR GRAPHS OMITTED]

Year    DOVER RETURN ON AVERAGE EQUITY
----    ------------------------------
1990                 17.8%
 91                  16.7%
 92                  16.4%
 93                  20.8%
 94                  24.4%
 95                  27.9%
 96                  24.7%
 97                  23.2%
 98                  20.5%
 99                  21.3%

                                          DOVER LONG TERM INVESTMENT
                                                    (in $ milliions)

Free Cash
  Flow
  Year      Capital Expenditures   Stock Repurchases    Acquisitions
  ----      --------------------   -----------------    ------------
  1990                $33                  $80                $86
   91                 $37                  $39                 $3
   92                 $37                  $85               $101
   93                 $39                   $2               $312
   94                 $73                  $30               $185
   95                 $92                   $8               $323
   96                $114                  $63               $282
   97                $122                  $86               $261
   98                $126                 $106               $556
   99                $130                 $672               $599

Dover Corporation and Subsidiaries

(dollars and shares in thousands except per share figures)        1995          1994          1993         1992           1991
===============================================================================================================================
Summary of Operations(1)
  Net sales                                                  2,924,361     2,291,972     1,706,220     1,480,481     1,404,386
  Cost of sales                                              1,936,944     1,527,442     1,129,127       998,587       976,001
  Selling and administrative expenses                          599,170       483,414       378,505       339,502       321,644
  Interest expense                                              39,586        36,083        21,717        19,257        22,366
  Other income, net                                             35,603        23,998        13,753        15,090        61,501
  Earnings before taxes                                        384,264       269,030       190,625       138,225       145,877
  Income taxes                                                 126,696        90,185        66,153        46,851        52,559
                                                             ------------------------------------------------------------------
  Net earnings                                                 257,568       178,845       124,472        91,374        93,318
  % of sales                                                       8.8%          7.8%          7.3%          6.2%          6.6%
  Return on average equity                                        27.9%         24.4%         20.8%         16.4%         16.7%
  Net earnings per diluted common share                           1.13           .78           .54           .39            39
  EBITACQ per diluted common share(3)                             1.99          1.44          1.00           .75           .80
  Dividends per common share                                       .28           .25           .23           .22           .21
                                                             ------------------------------------------------------------------
  Book value per common share                                     4.56          3.56          2.88          2.37          2.44
  Depreciation and amortization                                 92,186        81,316        62,921        63,773        71,000
  Capital expenditures                                          91,719        72,709        39,420        37,304        36,671
  Acquisitions                                                 323,291       185,324       312,480       100,961         3,315
  Cash flow(4)                                                 349,754       260,161       187,393       155,147       164,319
  Weighted average number of diluted common
   shares outstanding                                          227,815       228,740       228,441       231,953       239,000
  Number of employees                                           18,337        15,512        12,941        11,235        11,008
                                                             ------------------------------------------------------------------
Financial position at December 31
  Working capital                                              209,850       280,797       217,808       111,962       198,869
  Net property, plant and equipment                            384,981       292,698       235,310       201,046       193,655
  Total assets                                               2,303,777     1,721,492     1,406,287     1,051,506       980,104
  Long-term debt                                               255,600       253,587       252,065           980         1,393
  Common stockholders' equity                                1,227,706     1,011,230       883,240       810,026       828,277
  Common shares outstanding                                    227,340       226,920       228,652       228,340       235,912
  Closing common stock price per share                           18.44         12.91         15.19         11.47         10.44
                                                             ------------------------------------------------------------------
Net earnings per diluted common share(5)                          1.22           .88           .69           .56           .54
===============================================================================================================================

(dollars and shares in thousands except per share figures)       1990          1989
===================================================================================
Summary of Operations(1)
  Net sales                                                 1,379,756     1,354,736
  Cost of sales                                               908,925       917,515
  Selling and administrative expenses                         312,635       289,074
  Interest expense                                             29,650        30,873
  Other income, net                                            17,691        18,792
  Earnings before taxes                                       146,237       136,065
  Income taxes                                                 50,740        46,169
                                                            -----------------------
  Net earnings                                                 95,497        89,896
  % of sales                                                      6.9%          6.6%
  Return on average equity                                       17.8%         16.9%
  Net earnings per diluted common share                           .39           .36
  EBITACQ per diluted common share(3)                             .74           .72
  Dividends per common share                                      .19           .18
                                                            -----------------------
  Book value per common share                                    2.25          2.14
  Depreciation and amortization                                64,839        64,954
  Capital expenditures                                         32,931        36,835
  Acquisitions                                                 85,634            --
  Cash flow(4)                                                160,336       154,850
  Weighted average number of diluted common
   shares outstanding                                         244,675       253,000
  Number of employees                                          11,567        11,686
                                                            -----------------------
Financial position at December 31
  Working capital                                             129,261       181,389
  Net property, plant and equipment                           209,862       217,281
  Total assets                                              1,091,599     1,077,013
  Long-term debt                                                7,465        13,136
  Common stockholders' equity                                 787,787       746,682
  Common shares outstanding                                   239,884       248,972
  Closing common stock price per share                           9.94          9.00
                                                            -----------------------
Net earnings per diluted common share(5)                          .64           .57
===================================================================================

(4)   Represent net earnings plus depreciation and amortization.
(5) Includes the discontinued operations of the elevator market segment and gain on sale of businesses (Note 2).
Adjusted, where applicable, to give retroactive effect to the 2 for 1 stock splits in 1995 and 1997.

FREE CASH FLOW+                                                FREE CASH FlOW AS
(in $ Millions)                                           A Percentage Of Sales+
                                                                             (%)

       + Free cash flow is operating cash generated after funding capital expenditures, working capital and dividends, but excluding acquisitions, net proceeds from dispositions and stock repurchases
                  *Excluding sale of business in 1999 and 1996.

                              [BAR GRAPHS OMITTED]

                                                                Three Year
 Year     Free Cash Flow                 Year      Annual     Moving Average
 ----     --------------                 ----      ------    --------------
 1990          $112                      1990       8.1%            7.4%
  91           $101                       91        7.2%            8.8%
  92            $74                       92        5.0%            6.8%
  93            $86                       93        5.0%            5.7%
  94           $179                       94        7.8%            5.9%
  95           $172                       95        5.9%            6.2%
  96           $250                       96        7.8%            7.1%
  97           $332                       97        9.0%            7.6%
  98           $289                       98        7.3%            8.0%
  99           $272                       99        6.1%            7.5%

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Dover Corporation

280 Park Avenue

New York, New York 10017-1292